Exhibit 2.2

EXECUTION COPY

AMENDED AND RESTATED

PURCHASE AGREEMENT

by and between

DICKINSON FINANCIAL CORPORATION,

BANK MIDWEST, N.A.

and

NBH HOLDINGS CORP.

(on behalf of itself and its to-be-formed

national banking association subsidiary)

Dated as of August 31, 2010

INDEX OF DEFINED TERMS

Accrued Interest	1
Acquired Asset	14
Additional Acquired Asset	15
Additional Loan	50
Additional Loans	1
Affiliate	1
Agency	33
Agreement	1
Articles of Association	2
Assumed Liability	15
Balance Sheet	20
Bank	1
Bank Benefit Plans	23
Bank Confidential Information	2
Bank Financial Statements	20
Bank Intellectual Property	31
Bank Policies	29
Bank Regulatory Agreement	27
Bank Subsidiaries	18
Bank Subsidiary	18
BHCA	2
Branch Employees	2
Branch Leases	3
Branches	3
Business Day	3
Business Employees	42
Cap	3
Cash on Hand	3
Closing	11
Closing Date	3
Closing Deposit Statement	16
Closing Deposits	16
Closing Net Asset Value	13
Closing Statement	12
Code	3
Collateral Source	58
Combined Tax Return	3
Comparable Bank Benefit Plans	44
Competitive Activities	44
Controlled Group Liability	4
Controlling Party	56
Corporate Entity	4
Covered Claim	60
CRA	4
Damages	4

v

INDEX OF DEFINED TERMS

(continued)

Delaware Courts	60
Deposit(s)	4
Derivative Transactions	28
Designated Purchaser Representations	54
Designated Seller Representations	54
Disclosing Party	49
Disclosure Schedule	5
Employees	23
Employment Agreement	5
Environmental Laws	28
ERISA	5
Estimated Net Asset Value	5
Excluded Assets	15
Excluded Liabilities	15
Executive Business Employees	42
Federal Courts	60
Federal Reserve Board	5
Final Deposits	16
Final Net Asset Value	13
GAAP	5
Governmental Entity	5
HSR Act	5
Indemnified Party	56
Indemnifying Party	56
Independent Accounting Firm	13
Intellectual Property	6
Interim Deposit Statement	16
Interim Period	6
IRS	6
Key Employee	46
Knowledge	6
Leased Premises	6
Leave Recipients	42
Lien	6
Loan Documents	6
Loan Tape	6
Loans	6
Material Adverse Effect	7
Material Contract	25
Materially Burdensome Regulatory Condition	40
Multiemployer Plan	23
Multiple Employer Plan	23
Non-Controlling Party	56
Non-Executive Business Employees	42
Non-Material Damages	54

INDEX OF DEFINED TERMS

(continued)

Obligor	32
OCC	7
Outside Date	52
Owned Real Property	29
Permitted Encumbrances	30
Person	7
Personal Property	8
Personal Property Leases	8
Pool	33
Post-Closing Period	8
Pre-Closing Period	8
Pro Forma Balance Sheet	20
Property Taxes	8
Proposed Allocation	47
Purchase Price	11
Purchaser	1
Purchaser Bank	1
Purchaser Indemnitees	54
Purchaser Material Adverse Effect	8
Purchaser Regulatory Approvals	35
Purchaser Representatives	41
Records	9
Regulatory Agencies	19
Regulatory Approvals	9
Reports	19
Requisite Regulatory Approvals	19
Restricted Period	44
Safe Deposit Agreements	9
Secondary Transaction	41
Seller	1
Seller Indemnitees	55
SRO	9
Subsidiary	9
Tax	9
Tax Claim	10
Tax Data	48
Tax Documentation	48
Tax Return	10
Taxes	9
Third Party Tax Claim	56
Threshold Amount	54
Total Consideration	47
Tradename	10
Transaction Documents	10
Transfer Date	42

INDEX OF DEFINED TERMS

(continued)

Transfer Taxes	48
Transferred Employees	42
Transition Services Agreement	10
Wal-Mart Locations	10

AMENDED AND RESTATED PURCHASE AGREEMENT

Amended and Restated Purchase Agreement (“Agreement”), dated as of August 31, 2010, by and between Dickinson Financial Corporation, a Missouri corporation (“Seller”), Bank Midwest, N.A., a national banking association (“Bank”), and NBH Holdings Corp., a Delaware corporation (“Purchaser”) on behalf of itself and its to-be-formed national banking association subsidiary (“Purchaser Bank”). Certain capitalized terms have the meanings given to such terms in Article I.

RECITALS

A. WHEREAS, Seller is the sole owner of all of the outstanding common stock of Bank, $100 par value per share; and

B. WHEREAS, Purchaser wishes to cause Purchaser Bank (which will sign a joinder agreement to this Agreement and be bound hereby) to acquire from Bank, and Seller wishes for Bank to transfer to Purchaser Bank, certain banking operations of Bank on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

“Accrued Interest” means, as of any date, (a) with respect to a Deposit, interest which is accrued on such Deposit to but excluding such date and not yet posted to the relevant deposit account and (b) with respect to a Loan, interest which is accrued on such Loan to but excluding such date and not yet paid.

“Acquired Assets” shall have the meaning stated in Section 2.7(a).

“Additional Acquired Assets” shall have the meaning stated in Section 2.7(a)(xi).

“Additional Loans” shall mean the loans designated pursuant to Section 6.14.

“Adjustment Factor” shall mean 0.0178.

“Affiliate” of a Person shall mean any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Agency” shall have the meaning stated in Section 3.24(i).

“Agreement” shall have the meaning stated in the preamble to this Agreement.

“Articles of Association” shall mean the Articles of Association of Bank, as currently in effect.

“Assumed Liability” shall have the meaning stated in Section 2.7(c).

“Balance Sheet” shall have the meaning stated in Section 3.6(a).

“Balance Sheet Date” shall mean March 31, 2010.

“Bank” shall have the meaning stated in the preamble to this Agreement.

“Bank Benefit Plans” shall have the meaning stated in Section 3.11(a).

“Bank Confidential Information” shall mean information concerning Bank’s customers and prospects, products and services, employees, Intellectual Property (including trade secrets), technology, financial or business plans and operations, and unpublished financial information, but shall exclude any such information to the extent related to the Excluded Assets or Excluded Liabilities.

“Bank Financial Statements” shall have the meaning stated in Section 3.6(a).

“Bank Intellectual Property” shall have the meaning stated in Section 3.21(a).

“Bank Policies” shall have the meaning stated in Section 3.19.

“Bank Regulatory Agreement” shall have the meaning stated in Section 3.15.

“Bank Subsidiary” and “Bank Subsidiaries” shall have the meaning stated in Section 3.1(b).

“Baseline Deposits” shall mean $2,530,067,799.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Branch Employees” shall mean the employees that, as of May 31, 2010, are employed by Bank or one of the Bank Subsidiaries and provide services to the Branches who are identified on Section 1.1-a of the Disclosure Schedule (as may be updated pursuant to Section 6.4(a)(iv) of this Agreement to reflect the hiring or termination of employees of the Branch in the ordinary course consistent with past practice). Section 1.1-a of the Disclosure Schedule shall provide, for each Branch Employee listed, to the extent permitted by applicable law: (i) name, position held, Branch location, annual base salary, earned incentive compensation for the prior performance year and target incentive compensation (if any) for the current performance year; (ii) the date of hire; (iii) city and state of residence; (iv) status as full or part-time and active or on leave of absence; (v) the employing entity; and (vi) annual vacation entitlement.

“Branch Leases” means the leases, subleases, licenses or other contracts (including all amendments, modifications, and supplements thereto) pursuant to which Seller, Bank or their respective Subsidiaries leases land and/or buildings used as Branches, together with the real property rights (including security deposits), benefits and appurtenances pertaining thereto and rights in respect thereof, including ground leases, that are listed on Section 3.20(c) of the Disclosure Schedule.

“Branches” means each of the banking offices of Bank at the locations identified on Section 1.1-b of the Disclosure Schedule, which for the avoidance of doubt does not include any Wal-Mart Location or the Bank’s Leavenworth, Kansas and Springfield, Missouri banking offices.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York, New York or Boston, Massachusetts are authorized or obligated pursuant to legal requirements or executive order to be closed.

“Business Employees” shall have the meaning set forth in Section 6.4(a)(i).

“Cap” shall have the meaning stated in Section 9.2.

“Cash on Hand” means, as of any date, all petty cash, vault cash, teller cash, ATM cash, prepaid postage and cash equivalents held at a Branch.

“Closing” shall have the meaning stated in Section 2.4(a).

“Closing Date” shall mean the date on which the Closing actually occurs.

“Closing Deposit Statement” shall have the meaning stated in Section 2.9(b).

“Closing Deposits” shall have the meaning stated in Section 2.9(a).

“Closing Net Asset Value” shall have the meaning stated in Section 2.5(a).

“Closing Statement” shall have the meaning stated in Section 2.5(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collateral Source” shall have the meaning stated in Section 9.7.

“Combined Tax Return” shall mean any consolidated, combined or unitary or other similar Tax Return that includes the Seller.

“Comparable Bank Benefit Plans” shall have the meaning stated in Section 6.4(c).

“Competitive Activities” shall have the meaning stated in Section 6.5(a).

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of April 22, 2010 by and between Hovde Financial, Inc. on behalf of Seller and Purchaser (as it may be amended from time to time).

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

“Corporate Entity” shall mean a bank, corporation, partnership, limited liability company or other organization, whether an incorporated or unincorporated organization.

“Covered Claim” shall have the meaning stated in Section 10.6(b).

“CRA” shall mean the Community Reinvestment Act of 1997.

“Damages” shall mean all damages, liabilities, claims, demands, obligations, fines, awards, losses, royalties, deficiencies, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ fees and expenses and consultants’ fees and expenses) actually suffered or incurred.

“Delaware Courts” shall have the meaning stated in Section 10.6(b).

“Deposit(s)” means deposit liabilities with respect to deposit accounts booked by Bank at the Branches or allocated by Bank to the Branches, as of the close of business on the Closing Date, which constitute “deposits” for purposes of the Federal Deposit Insurance Act, 12 U.S.C. § 1813, including collected and uncollected deposits and Accrued Interest, but excluding (1) any deposits properly allocated to the Wal-Mart Locations, (2) those deposits identified by Seller and acknowledged by Purchaser, in each case in such party’s reasonable judgment, prior to the Closing Date as deposits associated with single-product customer relationships, (3) any wholesale, brokered or similar deposit, (4) any Quickrate term deposit, (5) intercompany accounts associated with the business of Seller and its Affiliates (other than Bank and Bank Subsidiaries) and (6) any deposits that are pledged as collateral for an Excluded Asset.

“Deposit Floor” shall mean $2,150,557,629.

“Deposit Purchase Price Adjustment” shall mean an amount calculated by multiplying (1) the Adjustment Factor by (2) the difference between the Deposit Floor and the Closing Deposits.

“Derivative Transactions” shall have the meaning stated in Section 3.17.

“Designated Purchaser Representations” shall have the meaning stated in Section 9.1.

“Designated Seller Representations” shall have the meaning stated in Section 9.1.

“Disclosing Party” shall have the meaning stated in Section 6.10(b).

“Disclosure Schedule” shall mean the disclosure schedule dated as of the date of the Agreement and delivered by Seller to Purchaser concurrent with the execution and delivery of the Agreement.

“Employees” shall have the meaning stated in Section 3.11(a).

“Employment Agreement” shall mean a contract, offer letter or agreement of Seller, Bank or any of their respective Affiliates with or addressed to any Business Employee to which Seller, Bank or any of their respective Affiliates has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Environmental Laws” shall have the meaning stated in Section 3.18.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Net Asset Value” shall have the meaning stated in Section 2.3.

“Excluded Assets” shall have the meaning stated in Section 2.7(b).

“Excluded Liabilities” shall have the meaning stated in Section 2.7(d).

“Excluded Taxes” shall have the meaning stated in Section 9.4(a).

“Executive Business Employees” shall have the meaning set forth in Section 6.4(a).

“Federal Courts” shall have the meaning stated in Section 10.6(b).

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

“Final Deposits” shall have the meaning stated in Section 2.9(b).

“Final Net Asset Value” shall have the meaning stated in Section 2.5(e).

“GAAP” shall mean United States generally accepted accounting principles as applicable to banks and bank holding companies, consistently applied during the periods involved.

“Governmental Entity” shall mean any court, administrative agency, arbitrator or commission or other governmental, prosecutorial or regulatory authority or instrumentality, or any SRO.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” shall have the meaning stated in Section 9.5(a).

“Indemnifying Party” shall have the meaning stated in Section 9.5(a).

“Independent Accounting Firm” shall have the meaning stated in Section 2.5(c).

“Intellectual Property” shall mean any or all of the following and all rights in, arising out of or associated with: all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and any applications therefor, mask works, net lists, technology, web sites, know-how, trade secrets, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material of a Person.

“Interim Deposit Statement” shall have the meaning stated in Section 2.9(a).

“Interim Period” shall mean any taxable year or period commencing on or prior to the Closing Date and ending after the Closing Date.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” with respect to Seller shall mean the actual knowledge of those individuals set forth on Section 1.1(c) of the Disclosure Schedule.

“Leased Premises” shall mean all parcels of real property leased to Bank pursuant to the Branch Leases.

“Leave Recipients” shall have the meaning stated in Section 6.4(a)(ii).

“Lien” shall mean any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind.

“Loan Documents” means all Loan files and all documents included in Seller’s file or imaging system with respect to a Loan, including loan applications, notes, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification, deposit verification, etc.), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, intercreditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing.

“Loan Tape” means the data storage disk produced by Seller from its management information systems regarding the Loans and provided to Purchaser with information as of May 31, 2010.

“Loans” means, collectively, (i) overdrafts associated with the Deposits, (ii) all consumer loans associated with the Branches, and (iii) the loans that are listed on the Loan Tape, as may be updated with Purchaser’s and Seller’s consent as of the Closing Date (provided, however, that Purchaser may exclude any of the following from such consumer loans or the Loan Tape as of the Closing Date without Seller’s consent (A) or any loans that as of the close of business on the date of the estimated Closing Statement prepared in accordance with Section 2.3 are contractually past due sixty (60) days or more in the payment of principal and/or interest or (B) any loans that are classified as “non-accrual” by Seller, Bank, or any of their respective Subsidiaries or that are classified as “non-performing” by any applicable regulatory definition).

“Material Adverse Effect” shall mean, with respect to Seller or Bank, any event, development, change or effect that (i) is, or would be reasonably likely to be, material and adverse to the business, operations, condition (financial or otherwise) or results of operations of Bank and Bank Subsidiaries taken as a whole or (ii) prevents, or would be reasonably likely to prevent, Seller from consummating the transactions contemplated hereby; provided that a Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes in applicable regulatory accounting requirements or GAAP, to the extent such changes do not disproportionately adversely affect Bank and Bank Subsidiaries, taken as a whole, compared to other depositary institutions and their subsidiaries (B) changes in laws, regulations or interpretations thereof by Governmental Entities, to the extent such changes do not disproportionately adversely affect Bank and Bank Subsidiaries, taken as a whole, compared to other depositary institutions and their subsidiaries (C) actions or omissions of Seller or the Bank taken with the prior written consent of Purchaser or as required by the Transaction Documents, (D) except for purposes of Section 3.3(b), (x) the performance of this Agreement or the Transaction Documents or (y) the consummation of the transactions contemplated hereby, or (E) any action that Purchaser and Seller reasonably agree is required to be taken under any law or any Bank Regulatory Agreement set forth on Section 3.15 of the Disclosure Schedule.

“Material Contract” shall have the meaning stated in Section 3.14(a).

“Materially Burdensome Regulatory Condition” shall have the meaning stated in 6.1(a).

“Multiemployer Plan” shall have the meaning set forth in Section 3.11(b).

“Multiple Employer Plan” shall have the meaning stated in Section 3.11(b).

“Non-Executive Business Employees” shall have the meaning set forth in Section 6.4(a)(i).

“Non-Material Damages” shall have the meaning stated in Section 9.2(a).

“Obligor” shall have the meaning stated in Section 3.24(c).

“OCC” shall mean the Office of the Comptroller of the Currency.

“Outside Date” shall have the meaning stated in Section 8.1(b).

“Owned Real Property” shall have the meaning set forth in Section 3.20.

“Permitted Encumbrances” shall have the meaning stated in Section 3.20.

“Person” shall mean any individual, Corporate Entity or Governmental Entity.

“Personal Property Leases” means the leases under which Bank or Bank Subsidiaries lease certain Personal Property in the Branches.

“Personal Property” means all of the personal property of Bank and Bank Subsidiaries located in the Branches consisting of the trade fixtures, shelving, furniture, on-premises ATMs, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of the operation of the Branches through the Closing Date. Notwithstanding the foregoing, for the avoidance of doubt, Personal Property does not include any antiques, rugs or artwork or similar furnishings located or stored in the Branches; provided that any such items shall not be reflected on the Closing Statement; and provided, further, that any such items that are removed from a customer-oriented location in a Branch will be replaced with comparable items prior to the Closing. If, prior to the Closing Date, an item of Personal Property is damaged by fire or other casualty, such item, if reasonably repairable, shall be sold to Purchaser (in accordance with the provisions hereof) and the insurance proceeds relating to such item shall be assigned to Purchaser, it being understood that if such item is not reasonably repairable or is underinsured or uninsured, it shall be an Excluded Asset. Personal Property does not include any personal property or equipment subject to a Personal Property Lease.

“Pool” shall have the meaning stated in Section 3.24(m).

“Post-Closing Period” shall mean any taxable year or period that begins after the Closing Date, and, with respect to any Interim Period, the portion of such Interim Period commencing immediately after the Closing Date.

“Pre-Closing Period” shall mean any taxable year or period that ends on or before the Closing Date, and, with respect to any Interim Period, the portion of such Interim Period ending on and including the Closing Date.

“Pro Forma Balance Sheet” shall have the meaning stated in Section 3.6(a).

“Property Taxes” shall mean real, personal, and intangible ad valorem property Taxes.

“Proposed Allocation” shall have the meaning stated in Section 6.9(a).

“Purchase Price” shall have the meaning stated in Section 2.2.

“Purchaser” shall have the meaning set forth in the preamble to this Agreement.

“Purchaser Bank” shall have the meaning stated in the second Recital.

“Purchaser Indemnitees” shall have the meaning stated in Section 9.2.

“Purchaser Material Adverse Effect” shall mean, with respect to Purchaser, any event, development, change or effect that prevents, or would be reasonably likely to prevent, Purchaser from consummating the transactions contemplated hereby.

“Purchaser Regulatory Approvals” shall have the meaning stated in Section 4.3.

“Purchaser Representatives” shall have the meaning stated in Section 6.2.

“Records” shall mean (i) all records and original documents, or where reasonable and appropriate copies thereof, in Seller’s or Bank’s possession that pertain to and are used by Seller or Bank to administer, reflect, monitor, evidence or record information respecting the business or conduct of the Branches (including transaction tickets through the Closing Date and all records for closed accounts located in Branches and excluding any other transaction tickets and records for closed accounts) and (ii) all such records and original documents, or where reasonable and appropriate copies thereof, regarding the Acquired Assets, or the Deposits, including all such records maintained on electronic or magnetic media in the electronic database system of Seller reasonably accessible by Seller or Bank, or to comply with the applicable laws and governmental regulations to which the Deposits are subject, including but not limited to applicable unclaimed property and escheat laws, but shall exclude any such documents or information referenced in (i) or (ii) above to the extent related to the Excluded Assets or Excluded Liabilities.

“Regulatory Agencies” shall have the meaning stated in Section 3.5.

“Regulatory Approvals” shall mean the Requisite Regulatory Approvals and the Purchaser Regulatory Approvals.

“Reports” shall have the meaning stated in Section 3.5.

“Requisite Regulatory Approvals” shall have the meaning stated in Section 3.4.

“Restricted Period” shall have the meaning stated in Section 6.5(a)(i).

“Safe Deposit Agreements” means the agreements relating to safe deposit boxes located in the Branches.

“Secondary Transaction” shall have the meaning stated in Section 6.1(b).

“Seller” shall have the meaning set forth in the preamble to this Agreement.

“Seller Indemnitees” shall have the meaning stated in Section 9.3.

“SRO” shall mean any domestic or foreign securities, broker-dealer, investment adviser and insurance industry self-regulatory organization.

“Subsidiary” shall mean, when used with respect to any party, any Corporate Entity which is consolidated with such party for financial reporting purposes or which otherwise would be deemed to be a subsidiary of such party within the meaning of the BHCA.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes, imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Tax Claim” shall mean any claim with respect to Taxes made by a Governmental Entity.

“Tax Data” shall have the meaning stated in Section 6.9(c).

“Tax Documentation” shall have the meaning stated in Section 6.9(c).

“Tax Return” shall mean any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

“Tenant Leases” means leases, subleases, licenses or other use agreements between Seller and its Affiliates, on the one hand, and tenants with respect to Owned Real Property or Leased Premises, on the other hand.

“Third Party Tax Claim” shall have the meaning stated in Section 9.4(e).

“Threshold Amount” shall have the meaning stated in Section 9.2.

“Total Consideration” shall have the meaning stated in Section 6.9(a).

“Transfer Date” shall have the meaning stated in Section 6.4(a)(iii).

“Transfer Taxes” shall have the meaning stated in Section 6.9(d).

“Tradename” means Bank Midwest.

“Transaction Documents” shall mean this Agreement and the Transition Services Agreement.

“Transferred Employees” shall have the meaning stated in Section 6.4(a)(i).

“Transition Services Agreement” shall mean the Transition Services Agreement by and between Bank and Seller referred to in Section 6.7.

“Wal-Mart Locations” shall mean the branch activities of Bank in existence as of July 6, 2010 and conducted at the locations set forth on Section 1.1(d) of the Disclosure Schedule.

ARTICLE II

PURCHASE AND ASSUMPTION TRANSACTIONS

2.1 Purchase and Assumption. Subject to the terms and conditions of this Agreement, at the Closing, Bank agrees to, and Seller agrees to cause Bank to, sell, assign and transfer to Purchaser Bank, and Purchaser agrees to cause Purchaser Bank to purchase from Bank, all of Bank’s right, title and interest in the Acquired Assets, free and clear of any Liens or rights or claims of others, other than Permitted Encumbrances on Owned Real Property and Leased Premises. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser Bank agrees to, and Purchaser agrees to cause Purchaser Bank to, assume the Assumed Liabilities.

2.2 Purchase Price. The purchase price payable by Purchaser Bank (or by Purchaser on behalf of Purchaser Bank) for the Acquired Assets shall be $56,000,000 (such amount, as it may be adjusted pursuant to Section 6.14 or Section 2.9, the “Purchase Price”).

2.3 Calculation of Closing Payment. No later than three Business Days prior to the date on which the Closing is scheduled to occur, Seller shall deliver to Purchaser a good faith estimate of the Closing Statement and, based on such estimated Closing Statement, a good faith estimate of (x) the value of the Acquired Assets less (y) the value of the Assumed Liabilities, in each case as set forth on the Closing Statement (such difference, whether positive or negative, the “Estimated Net Asset Value”). Such certificate shall be in form and substance reasonably satisfactory to Purchaser and Seller. Seller shall also deliver to Purchaser copies of all workpapers and other documents used in the calculation of Estimated Net Asset Value as necessary to allow Purchaser and Seller to determine the adjustments to the Purchase Price hereunder.

2.4 The Closing.

(a) Subject to the terms and conditions of this Agreement, the closing of the transactions set forth in Section 2.1 (the “Closing”) shall take place on the third Business Day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof, unless extended by mutual agreement of the parties. The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, or at such other location as the parties hereto may agree.

(b) At the Closing:

(i) If the Purchase Price is a positive number, Purchaser shall deliver, or cause Purchaser Bank to deliver, the Purchase Price to Bank, and if the Purchase Price is a negative number, Bank shall (and Seller shall cause Bank to) deliver the absolute value of the Purchase Price to Purchaser Bank, in either case by wire transfer of immediately available funds.

(ii) Seller shall deliver to Purchaser:

(1) A bill of sale in substantially the form of Exhibit 2.4(b)(ii)(1), pursuant to which the Personal Property and the Loans shall be transferred to Purchaser Bank;

(2) An assignment and assumption agreement in substantially the form of Exhibit 2.4(b)(ii)(2), with respect to the Assumed Liabilities;

(3) Lease assignment and assumption agreements in substantially the form of Exhibit 2.4(b)(ii)(3), with respect to each of the Branch Leases;

(4) Subject to the provisions of Section 2.8, such consents of landlords as shall be required pursuant to the terms of such Branch Leases or, to the assignment of the Branch Leases to Purchaser Bank in substantially the form of Exhibit 2.4(b)(ii)(4) or to a sublease with substantially the same effect;

(5) Subject to the provisions of Section 2.8, such consents as shall be required pursuant to the terms of such Tenant Leases in connection with the assignment thereof to Purchaser Bank;

(6) Bank’s keys to the safe deposit boxes and all other records as exist and are in Seller’s possession or control related to the safe deposit box business at the Branches;

(7) The Records, including Bank’s files and records related to the Loans, the Loan Documents and the collateral for the Loans;

(8) The contracts, agreements, leases and other documentation related to the Acquired Assets and Assumed Liabilities;

(9) Cash on Hand;

(10) Such other Acquired Assets to be purchased as shall be capable of physical delivery;

(11) Instruments to transfer the Owned Real Property in form and substance reasonably satisfactory to Purchaser and Seller; and

(12) Such other documents as the parties determine are reasonably necessary to consummate the transactions contemplated hereby.

(iii) Seller and Purchaser Bank shall enter into the Transition Services Agreement.

2.5 Post-Closing Purchase Price Adjustment.

(a) As promptly as practicable, but no later than 60 days, after the Closing Date, Purchaser will cause to be prepared and delivered to Seller a closing statement of the Acquired Assets and Assumed Liabilities as of the close of business on the Closing Date prepared in accordance with the accounting principles, policies, practices and methodologies used in connection with the preparation of the Balance Sheet, except that such closing statement shall exclude any loss reserves associated with the Loans (as reflecting the Final Net Asset Value, the “Closing Statement”). The Closing Statement will be accompanied by a schedule setting forth Purchaser’s calculation of the Closing Net Asset Value. “Closing Net Asset Value” means (x) the value of the Acquired Assets less (y) the value of the Assumed Liabilities, as shown on the Closing Statement.

(b) If Seller disagrees with Purchaser’s calculation of Closing Net Asset Value, Seller may, within 20 days after delivery of Purchaser’s delivery of the Closing Statement, deliver a notice to Purchaser disagreeing with such calculation and which specifies Seller’s calculation of such amount and, in reasonable detail, Seller’s grounds for such disagreement. Any such notice of disagreement shall specify those items or amounts as to which Seller disagrees, and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the Purchaser’s calculation of Closing Net Asset Value.

(c) If a notice of disagreement shall be duly delivered pursuant to Section 2.5(b), Purchaser and Seller shall, during the 15 days following such delivery, use their reasonable best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Net Asset Value, which amount shall not be less than the amount thereof shown in Purchaser’s calculations delivered pursuant to Section 2.5(a) nor more than the amount thereof shown in Seller’s calculation delivered pursuant to Section 2.5(b). If Purchaser and Seller are unable to reach such agreement during such period, they shall promptly thereafter cause KPMG LLP (or if such firm is unable or unwilling to act, independent accountants of nationally recognized standing reasonably satisfactory to Purchaser and Seller (who shall not have any material relationship with Purchaser or Seller)) (KPMG LLP or such firm as the case may be, the “Independent Accounting Firm”), promptly to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Net Asset Value. The Independent Accounting Firm shall deliver to Purchaser and Seller, as promptly as practicable, a report setting forth such calculation. The Independent Accounting Firm shall report on only those items or amounts in the Closing Statement or Purchaser’s calculation of Closing Net Asset Value as to which Seller has disagreed. Such report shall be final and binding upon Purchaser and Seller. The cost of such review and report shall be borne (i) by Purchaser if the difference between Final Net Asset Value and Purchaser’s calculation of Closing Net Asset Value delivered pursuant to Section 2.5(a) is greater than the difference between Final Net Asset Value and Seller’s calculation of Closing Net Asset Value delivered pursuant to Section 2.5(b), (ii) by Seller if the first such difference is less than the second such difference and (iii) otherwise equally by Purchaser and Seller.

(d) Purchaser and Seller agree that they will, and agree to cause their respective independent accountants and Affiliates to, cooperate and assist in the preparation of the Closing Statement and the calculation of Closing Net Asset Value and in the conduct of the audits and reviews referred to in Section 2.5, including the making available to the extent necessary of books, records, work papers and personnel.

(e) If Estimated Net Asset Value exceeds Final Net Asset Value, Purchaser Bank shall be entitled to receive a payment from Bank, or from Seller on behalf of Bank, equal to the amount of such excess. If Final Net Asset Value exceeds Estimated Net Asset Value, Bank shall be entitled to receive a payment from Purchaser Bank, or from Purchaser on behalf of Purchaser Bank, equal to the amount of such excess. “Final Net Asset Value” means the Closing Net Asset Value (i) as shown in Purchaser’s calculation delivered pursuant to Section 2.5(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.5(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Seller pursuant to Section 2.5(c) or (B) in the absence of such agreement, as shown in the independent accountant’s calculation delivered pursuant to Section 2.5(c); provided that in no event shall Final Net Asset Value be more than Seller’s calculation of Closing Net Asset Value delivered pursuant to Section 2.5(b) or less than Purchaser’s calculation of Closing Net Asset Value delivered pursuant to Section 2.5(a).

(f) Any payment pursuant to this Section 2.5 shall be made at a mutually convenient time and place within 10 days after the Final Net Asset Value has been determined by wire transfer of same day funds to the account designated by the party entitled to such payment, and shall be accompanied by interest on such amount from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the Closing Date to the date of payment.

2.6 [Reserved].

2.7 Definition of Acquired Assets, Excluded Assets, Assumed Liabilities and Excluded Liabilities.

(a) Each of the following shall be an “Acquired Asset”:

(i) Cash on Hand;

(ii) the Owned Real Property;

(iii) the Branch Leases and Tenant Leases;

(iv) the Personal Property and the Personal Property Leases;

(v) the Loans (including any participation owned by Seller or an Affiliate of Seller relating to a Loan), the collateral for the Loans, the Loan Documents, servicing rights related to the Loans, and the Additional Loans, if any; provided that any loan loss reserves associated with the Loans shall be Excluded Assets;

(vi) the Safe Deposit Agreements;

(vii) benefits under all confidentiality agreements executed in favor of Seller or its Affiliates by entities invited to bid on the Branches;

(viii) all right, title, registrations and interests in the Tradename;

(ix) the Records;

(x) all governmental licenses, registrations, franchises, permits, authorizations and similar rights relating to the conduct of the business of the Branches;

(xi) the other assets set forth on Exhibit 2.7(a)(xi), which has been jointly prepared and mutually agreed upon by the parties (the “Additional Acquired Assets”);

(xii) all pre-paid expenses and premiums associated with the Acquired Assets; and

(xiii) the rights of action and claims related to the foregoing items, except to the extent relating to Excluded Liabilities.

(b) “Excluded Assets” means all assets of Bank and Bank Subsidiaries other than the Acquired Assets. For avoidance of doubt, the “Excluded Assets” shall also include all of the Bank’s rights to recover assets charged off by Bank prior to the Closing.

(c) Each of the following shall be an “Assumed Liability”:

(i) the Deposits;

(ii) the Owned Real Property, the Leased Premises, the Branch Leases and the Tenant Leases;

(iii) the Personal Property Leases;

(iv) the performance obligations of Bank in connection with servicing the Loans;

(v) the Safe Deposit Agreements and the Additional Acquired Assets; and

(vi) the Loans, and the servicing of the Loans.

(d) “Excluded Liabilities” means all liabilities of Bank or any Bank Subsidiaries incurred prior to the Closing Date (whether such liabilities are known or unknown, liquidated or unliquidated prior to, on or after the Closing Date); provided, that none of the Excluded Liabilities shall be Assumed Liabilities. For avoidance of doubt, the “Excluded Liabilities” shall include (i) all liabilities arising out of the employment of any employee of Seller, Bank or the Bank Subsidiaries prior to the Closing, including in connection with the matters set forth in Section 6.4 and (ii) all liabilities for Excluded Taxes.

2.8 Unassignable Contracts.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Acquired Asset or right that is included in the Acquired Assets but is not assignable or transferable without the consent of any Person, other than Purchaser or any of its Affiliates, or for which assignment without such consent would constitute a breach or in any way adversely affect the rights of Purchaser Bank thereunder to the extent that such consent shall not have been obtained prior to the Closing; provided, however, that Seller and Bank shall have the continuing obligation after the Closing to use all reasonable efforts to endeavor to obtain all necessary consents to the assignment thereof and, upon obtaining the requisite third party consents thereto, such agreement, license or right, shall be transferred and assigned to Purchaser Bank hereunder.

(b) With respect to any Acquired Asset or right included in the Acquired Assets that is not assigned to Purchaser Bank at the Closing by reason of Section 2.8(a), after the Closing and until the applicable requisite consents are obtained and the foregoing sold and assigned to Purchaser Bank, Seller and Bank shall provide to Purchaser Bank the benefits under each such Acquired Asset or right (with Purchaser Bank responsible for all liabilities and obligations thereunder to the extent it would be liable under the applicable Acquired Asset if the requisite consent had been obtained and such Acquired Asset had been assigned to Purchaser Bank). In particular, in the event that any requisite consent is not obtained prior to Closing, then Purchaser and Seller shall enter into such arrangements or cause Purchaser Bank and an Affiliate of Seller, respectively, to enter into such arrangements (including sublicensing, subleasing or subcontracting if permitted) to provide to Purchaser Bank the economic and operational equivalent of obtaining such requisite consent and assigning such Acquired Asset or right, including enforcement for the benefit of Purchaser Bank of all claims or rights arising thereunder, and the performance by Purchaser Bank of the obligations thereunder. Seller shall take all actions reasonably requested by Purchaser or Purchaser Bank to enforce its rights under any such Acquired Assets including the assertion and enforcement of any right, claim, presentation, demand or draw under or with respect to any such Acquired Assets.

2.9 Deposit Purchase Price Adjustment.

(a) No later than three Business Days prior to the date on which the Closing is scheduled to occur, Bank shall deliver to Purchaser a statement of the Deposits as of the end of the most recently completed calendar month prior to the Closing Date (the “Interim Deposit Statement”). The Deposits set forth on the Interim Deposit Statement shall be determined in the same manner as the Baseline Deposits were determined and shall be mutually agreed upon by the parties, or, in the absence of such mutual agreement, shall be determined in Seller’s good faith calculation of such Deposits (such finally agreed upon or calculated amount, the “Closing Deposits”). If the Closing Deposits are less than the Deposit Floor, at Closing the Purchase Price shall be reduced by an amount equal to the Deposit Purchase Price Adjustment.

(b) As promptly as practicable, but no later than 60 days, after the Closing Date, Purchaser and Purchaser Bank will cause to be prepared and delivered to Seller a statement of the Deposits as of the close of business on the Closing Date prepared in accordance with the accounting principles, policies, practices and methodologies used in connection with the preparation of the Interim Deposit Statement (the “Closing Deposit Statement”). The Deposits set forth on the Closing Deposit Statement shall be determined in the same manner as the Closing Deposits, and any dispute related to the calculation thereof shall be resolved in accordance with the procedures specified in Sections 2.5(b) through 2.5(d), mutatis mutandis (such amount as finally determined, the “Final Deposits”).

(c) If each of Closing Deposits and Final Deposits are less than the Deposit Floor, then:

(i) if Closing Deposits exceed Final Deposits, Purchaser Bank shall be entitled to receive a payment from Seller on behalf of Bank equal to the amount calculated by multiplying (1) the Adjustment Factor by (2) the amount of such excess; and

(ii) if Final Deposits exceed Closing Deposits, Seller on behalf of Bank shall be entitled to receive a payment from Purchaser Bank or Purchaser on behalf of Purchaser Bank equal to the amount calculated by multiplying (1) the Adjustment Factor by (2) the amount of such excess.

(d) If Closing Deposits are less than the Deposit Floor and Final Deposits are equal to or in excess of the Deposit Floor, Seller on behalf of Bank shall be entitled to receive a payment from Purchaser Bank or Purchaser on behalf of Purchaser Bank equal to the Deposit Purchase Price Adjustment received by Purchaser Bank at the Closing.

(e) If Final Deposits are less than the Deposit Floor and Closing Deposits are equal to or in excess of the Deposit Floor, Purchaser Bank shall be entitled to receive a payment from Seller on behalf of Bank equal to the amount calculated by multiplying (1) the Adjustment Factor by (2) the positive difference between the Final Deposits and the Deposit Floor.

(f) Any payment pursuant to this Section 2.9 shall be made at a mutually convenient time and place within 10 days after the Final Deposits have been determined by wire transfer of same day funds to the account designated by the party entitled to such payment, and shall be accompanied by interest on such amount from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the Closing Date to the date of payment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the Disclosure Schedule, Seller represents and warrants to Purchaser that the following is true and correct as of July 6, 2010 (except to the extent the following representations and warranties are expressly made only as of another date, in which case as of such other date). The Disclosure Schedule shall be organized to correspond to the Sections in this Article III. Each exception set forth in the Disclosure Schedule shall be deemed to qualify (i) the corresponding representation and warranty set forth in this Agreement that is specifically identified (by cross-reference or otherwise) in the Disclosure Schedule and (ii) any other representation and warranty to the extent the relevance of such exception to such other representation and warranty is reasonably clear on the face of the disclosure (without need to examine underlying documentation).

3.1 Corporate Organization.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Bank is a federally chartered and federally insured bank. Bank has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be likely to, individually or in the aggregate, have a Material Adverse Effect. Seller is duly registered as a bank holding company under the BHCA. True and complete copies of the Articles of Association and bylaws of Bank, as in effect as of July 6, 2010, have previously been furnished or made available to Purchaser. Bank is not in violation of any of the provisions of its Articles of Association or bylaws, each as amended.

(b) Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list of all the Subsidiaries of Bank (each a “Bank Subsidiary” and collectively the “Bank Subsidiaries”). Except for its interests in the Bank Subsidiaries, Bank does not as of July 6, 2010 own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

3.2 [Reserved].

3.3 Authority; No Violation.

(a) Seller has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Seller. No other corporate proceedings (including any approvals of Seller’s stockholders) on the part of Seller are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller. Assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the terms or provisions hereof, will (i) violate any provision of the certificates of incorporation or bylaws of Seller or Articles of Association or bylaws of Bank or (ii) assuming that the Requisite Regulatory Approvals and the consents set forth on Section 3.3(b) of the Disclosure Schedule are duly obtained and/or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Seller or Bank or any of their respective Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of Bank or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Seller or Bank or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Seller or Bank or any of their respective Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits which, either individually or in the aggregate, would not reasonably be likely to, individually or in the aggregate, have a Material Adverse Effect.

3.4 Consents and Approvals. Except for (i) the approval of the OCC of the merger of Bank with and into Armed Forces Bank, N.A., (ii) the regulatory notices, consents, approvals, waivers, authorizations, filings and registrations set forth in Section 3.4 of the Disclosure Schedule, (iii) if required, any approvals or filings required by the HSR Act and waiver by the U.S. Department of the Treasury under the TARP Capital Purchase Program (such consents or approvals in clauses (i) through (iii), the “Requisite Regulatory Approvals”) and (v) the Purchaser Regulatory Approvals, no notices to, consents or approvals of, waivers or authorizations by, or filings or registrations with any Governmental Entity (other than such additional notices, consents, approvals, waivers, authorizations, filings or registrations the failure of which to make or obtain would not be material) are necessary in connection with (A) the execution and delivery by Seller of this Agreement and (B) the consummation of the transactions contemplated hereby. The only material third party consents necessary in connection with (A) the execution and delivery by Seller of this Agreement and (B) the consummation of the transactions contemplated hereby are set forth in Section 3.3(b) of the Disclosure Schedule.

3.5 Reports. Bank and each Bank Subsidiaries have filed, and Seller has filed with respect to Bank, all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“Reports”), that they were required to file since January 1, 2007 with (i) any SRO, (ii) the Federal Reserve Board, (iii) the Federal Deposit Insurance Corporation, (iv) the OCC and (v) any other federal, state or foreign governmental or regulatory agency or authority (the agencies and authorities identified in clauses (i) through (v), inclusive, are, collectively, the “Regulatory Agencies”), and all other Reports required to be filed by them since January 1, 2007, including any Report required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to, individually or in the aggregate, result in a Material Adverse Effect. Any such Report regarding Bank or the Branches made in any Report filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Bank and Bank Subsidiaries or in connection with the Bank Regulatory Agreements described in Section 3.15 of the Disclosure Schedule, there is no pending proceeding before, or, to the Knowledge of Seller, examination or investigation by, any Regulatory Agency into the business or operations of Bank or any Bank Subsidiaries. There are no unresolved violations, criticisms, or exceptions by any Regulatory Agency with respect to any Report relating to any examinations of Bank or any Bank Subsidiaries, except where any such violations, criticisms or exceptions that would not reasonably be likely to, individually or in the aggregate, have a Material Adverse Effect.

3.6 Financial Statements.

(a) Seller has previously made available to Purchaser copies of the following financial statements (the “Bank Financial Statements”), copies of which are attached as Section 3.6(a) of the Disclosure Schedule: (i) the unaudited consolidated balance sheets of Bank and Bank Subsidiaries for fiscal years 2008 and 2009, and the related consolidated statements of income for fiscal years 2008 and 2009, (ii) the unaudited consolidated balance sheet of Bank and Bank Subsidiaries as of March 31, 2010 (the “Balance Sheet”), and the related consolidated statement of income for the three months ended March 31, 2010, (iii) the Call Reports of Bank for the year ended December 31, 2009 and quarter ended March 31, 2010, and (iv) the unaudited pro forma balance sheet reflecting only the Acquired Assets and Assumed Liabilities, as of May 31, 2010 (the “Pro Forma Balance Sheet”). The Bank Financial Statements fairly present in all material respects the consolidated financial position and results of operations of Bank and Bank Subsidiaries (other than, in the case of the Pro Forma Balance Sheet, which reflects only the Acquired Assets and Assumed Liabilities) as of the respective dates or for the respective periods therein set forth and, other than the Pro Forma Balance Sheet, have been prepared in accordance with either GAAP or regulatory accepted accounting procedures pursuant to OCC requirements, consistently applied during the periods involved, except for the absence of footnote disclosure and, in the case of interim financial statements, subject to recurring year-end adjustments normal in nature and amount. The Bank Financial Statements have been prepared from, and are in accordance with, the books and records of Bank and Bank Subsidiaries.

(b) Bank maintains a system of internal accounting controls sufficient to comply in all material respects with all legal and accounting requirements applicable to the business of Bank and Bank Subsidiaries. Neither Seller nor Bank has received notice of any material claim, investigation, examination or proceeding alleging that Bank has engaged in questionable accounting or auditing practices.

(c) The books and records kept by Bank and any Bank Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance in all material respects with applicable laws and accounting requirements.

3.7 Undisclosed Liabilities. Except as set forth in Section 3.7 of the Disclosure Schedule and except for (i) Excluded Liabilities; (ii) those liabilities that are reflected or reserved against on the Balance Sheet, and (iii) liabilities incurred since the Balance Sheet Date, in the ordinary course of business consistent with past practice, neither Bank nor any Bank Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), whether or not the same would have been required to be reflected on the Balance Sheet if it had existed on the Balance Sheet Date.

3.8 Absence of Certain Changes or Events. Since the Balance Sheet Date: (a) Bank and Bank Subsidiaries have, in all material respects carried on their respective businesses in the ordinary course consistent with their past practices; (b) Bank has not taken any of the actions that Seller has agreed not to permit Bank to take from July 6, 2010 through the Closing Date pursuant to Sections 5.3(a) through (p) of this Agreement, except to the extent such actions (i) relate solely to the Excluded Assets or the Excluded Liabilities, (ii) were taken in the ordinary course of business, (iii) were required pursuant to any Bank Regulatory Agreement, or (iv) as are otherwise expressly permitted by this Agreement; and (c) there have been no events, circumstances, facts or occurrences that have had a Material Adverse Effect.

3.9 Legal Proceedings. Except as set forth in Section 3.9 of the Disclosure Schedule, neither Bank nor any Bank Subsidiary is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of Seller, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Bank or any Bank Subsidiaries that, if determined adversely to Bank or Bank Subsidiary, would be material to Bank and Bank Subsidiaries, taken as a whole. There is no material injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies or the Bank Regulatory Agreements described in Section 3.15 of the Disclosure Schedule) imposed upon Bank, any Bank Subsidiaries or the assets of Bank or any Bank Subsidiaries.

3.10 Taxes and Tax Returns.

(a) Bank and each Bank Subsidiary has duly and timely filed or caused to be filed (including all applicable extensions) all federal, state, foreign and local Tax Returns required to be filed by it, with respect to it or with respect to the Acquired Assets or Assumed Liabilities (all such Tax Returns being accurate and complete in all respects) and has duly and timely paid or caused to be paid on its behalf all Taxes required to be paid by it. Through July 6, 2010, Bank and Bank Subsidiaries do not have any liability for Taxes in excess of the amount reserved or provided for on their financial statements. Bank and each Bank Subsidiary has made adequate provision on the Balance Sheet for all accrued Taxes not yet due and payable.

(b) No jurisdiction where Bank and Bank Subsidiaries do not file a Tax Return has made a claim in writing that any of Bank and Bank Subsidiaries is required to file a Tax Return in such jurisdiction.

(c) No Liens for Taxes exist with respect to any of the assets of Bank and Bank Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d) There are no audits, examinations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for, any Taxes of Bank or any Bank Subsidiary or with respect to the Acquired Assets or Assumed Liabilities.

(e) There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to Bank and any Bank Subsidiary, which waiver or extension is in effect.

(f) All Taxes required to be withheld, collected or deposited by or with respect to Bank and each Bank Subsidiary have been timely withheld, collected or deposited, as the case may be, and to the extent required by applicable law, have been paid to the relevant Governmental Entity. Bank and each Bank Subsidiary has complied in all respects with all information reporting and backup withholding provisions of applicable law, including the collection, review and retention of any required withholding certificates or comparable documents (including with respect to Deposits) and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code.

(g) Neither Bank nor any Bank Subsidiary has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1).

(h) Except as set forth in Section 3.10(h) of the Disclosure Schedule, neither Bank nor any Bank Subsidiary is a party to, is bound by, or has any obligation under, any Tax sharing, allocation, indemnity or similar agreements or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(i) Neither Bank nor any Bank Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Seller’s parent, Dickinson Financial Corporation II) or (ii) has any liability for the Taxes of any person (other than Seller or any of its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j) Neither Bank nor any Bank Subsidiary has any application pending with any Governmental Entity requesting permission for any changes in accounting method.

(k) No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to Bank or any Bank Subsidiary.

(l) None of the Acquired Assets is “tax exempt use property” within the meaning of Section 168(h) of the Code.

(m) None of the Acquired Assets is a lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954.

(n) The Acquired Assets do not include any shares of corporate stock, partnership or limited liability company interests or any other equity interests in any Person nor is any Acquired Asset required to be treated as such for federal income tax purposes.

3.11 Employee Benefit Plans.

(a) A description of or information relating to all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, sick leave, vacation, bonus, or other incentive plans, all other written or unwritten employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all disability and life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans” as that term is defined in Section 3(3) of ERISA, covering any current or former directors, officers or employees of Bank or Bank Subsidiaries (collectively, “Employees”) or any Business Employees, or to which contributions must be made or liabilities are outstanding thereunder for Employees or any Business Employees (the “Bank Benefit Plans”) have been provided to the Purchaser prior to July 6, 2010. Section 3.11(a) of the Disclosure Schedule sets forth a complete and accurate summary of all currently applicable health care, group life and disability insurance benefits and tax-qualified defined contribution savings plan benefits covering any Employees or any Business Employees. All Bank Benefit Plans are sponsored or maintained by Seller. Seller has provided to the Purchaser true, complete and correct (in all material respects) copies of summary plan descriptions (and related amendments or summary of material modifications) for the Bank Benefit Plans. There are no Bank Benefit Plans that are sponsored or maintained by Bank or any Bank Subsidiary or for which Bank or any Bank Subsidiary has or could have any liability, and none of Seller, Bank or any Bank Subsidiary is a party to an Employment Agreement.

(b) None of Bank or any Bank Subsidiary, Seller or their respective ERISA Affiliates has (i) contributed to or been obligated to contribute to, at any time during the past six years, a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control (a “Multiple Employer Plan”), (ii) withdrawn in a complete or partial withdrawal from any Multiemployer Plan or Multiple Employer Plan or (iii) incurred any liability due to the termination or reorganization of a Multiemployer Plan or a Multiple Employer Plan.

(c) None of Seller, Bank or any Bank Subsidiaries has contributed to or been obligated to contribute to, at any time during the past six years, a “single employer plan” that is subject to Title IV of ERISA.

(d) Each Bank Benefit Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination, opinion or advisory letter from the IRS to such effect and, to the Knowledge of Seller, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Bank Benefit Plan.

(e) None of Bank, Bank Subsidiaries or Seller is a party to any contract, agreement or other arrangement, including, without limitation, any Bank Benefit Plan that would reasonably be expected to result in the payment of money or any other property or rights or accelerate or provide any other rights or benefits, to any Employee or Business Employee that would not have been required but for the transaction provided for in this Agreement (either alone or in combination with any other event).

(f) There are no pending actions, claims or lawsuits which have been asserted, instituted or, to Knowledge of Seller, threatened, against the Bank Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Bank Benefit Plans with respect to the operation of such plans

(other than routine benefit claims) which could result in any material liability to Bank or Bank Subsidiaries, taken as a whole.

3.12 Employee Matters.

(a) Neither Bank nor any Bank Subsidiary is, or has over the past five years been, a party to any collective bargaining agreement or other labor union contract; nor to the Knowledge of the Seller are there any activities or proceedings of any labor union to organize any such employees.

(b) To the Knowledge of Seller, no executive officer of Bank or any Bank Subsidiary or any Executive Business Employee is in violation in any respect of any term of any employment or services contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer which would reasonably be likely to impede the right of any such executive officer or Executive Business Employee to be employed or engaged by Bank or any Bank Subsidiary because of the nature of the business conducted by Bank or any Bank Subsidiary or to the use of trade secrets or proprietary information of others.

(c) Bank and each Bank Subsidiary has complied in all material respects with all applicable material laws relating to the employment of employees, including, without limitation, those relating to wages, hours, immigration, the payment of wages, and the classification of employees as exempt or not exempt from the payment of overtime under applicable law, the prohibitions against discrimination and harassment, occupational safety and health, and leaves of absence, except for such noncompliance as would not be material to Bank and Bank Subsidiaries, taken as a whole.

3.13 Compliance with Applicable Law.

(a) Bank and each Bank Subsidiary and each of their employees, hold all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with, and are not and have not been in violation of, under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity, except in each case where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not be material to Bank and Bank Subsidiaries, taken as a whole, and neither Bank nor any Bank Subsidiary knows of, or has received notice of, any violations of any of the above, except for such violations that would not be material to Bank and Bank Subsidiaries, taken as a whole.

(b) Except as would not be material to Bank and Bank Subsidiaries, taken as a whole, Bank and each Bank Subsidiary have properly administered all accounts for which Bank or any Bank Subsidiary acts as a fiduciary, including accounts for which Bank or any Bank Subsidiary serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law in all material respects. None of Bank or any Bank Subsidiary, or any director, officer or employee of Bank or any Bank

Subsidiary, has committed any breach of trust with respect to any such fiduciary account that would be material to Bank and Bank Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

(c) Bank has a CRA rating no less than “satisfactory.” Bank has not been informed that its status as “satisfactory” for CRA purposes will change within one year. All Deposits of Bank are insured by the Federal Deposit Insurance Corporation to the fullest extent under the law. Bank has met all conditions of such insurance, including timely payment of its premiums.

3.14 Material Contracts.

(a) Except as set forth in Section 3.14(a) of the Disclosure Schedule, neither Bank nor any Bank Subsidiary is a party to or bound by, as of July 6, 2010, any of the following (each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), as amended, modified or supplemented as applicable, whether written or oral and whether or not set forth in the Disclosure Schedule is referred to as a “Material Contract”; provided that no contract, arrangement, commitment or understanding relating solely to an Excluded Asset or an Excluded Liability shall be a Material Contract nor shall any such contract, arrangement, commitment or understanding be required to be disclosed on Section 3.14 of the Disclosure Schedule):

(i) any contract or agreement entered into since January 1, 2008 (and any contract or agreement entered into at any time to the extent that material obligations remain as of July 6, 2010), other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of any other Person or entity;

(ii) any trust indenture, mortgage, promissory note, loan agreement or other contract, agreement or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP (excluding trade payables, securities transactions and brokerage agreements arising in the ordinary course of business consistent with past practice, intercompany indebtedness and immaterial leases for telephones, copy machines, facsimile machines and other office equipment), in each case, where Bank or any of Bank Subsidiary is a lender, borrower or guarantor other than those entered into in the ordinary course of business;

(iii) any contract or agreement limiting the freedom of Bank or any Bank Subsidiary to engage in any line of business to compete with any other Person or prohibiting Bank from soliciting customers, clients or employees, in each case whether in any specified geographic region or business or generally;

(iv) any contract or agreement with any Affiliate of Bank or Bank Subsidiaries;

(v) any agreement of guarantee, support or indemnification by Bank or Bank Subsidiaries, assumption or endorsement by Bank or Bank Subsidiaries of, or any similar commitment by Bank or Bank Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the ordinary course of business;

(vi) any agreement which would be terminable other than by Bank or Bank Subsidiaries or any agreement under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events);

(vii) any alliance, cooperation, joint venture, stockholders’ partnership or similar agreement involving a sharing of profits or losses relating to Bank or any Bank Subsidiary;

(viii) any broker, distributor, dealer, agency, sales promotion, customer or client referral, underwriter, administrative services, market research, market consulting or advertising agreement providing for annual payments by Bank or Bank Subsidiaries of more than $50,000;

(ix) any agreement, option or commitment or right with, or held by, any third party to acquire, use or have access to any assets or properties, or any interest therein, of Bank or Bank Subsidiaries;

(x) any contract or agreement that contains any (v) exclusive dealing obligation, (w) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (x) “most favored nation” or similar provision, (y) provision that grants any right of first refusal or right of first offer or similar right or (z) that limits or purports to limit the ability of Bank or any Bank Subsidiary to own, operate, sell, transfer, pledge (other than pledges entered into in the ordinary course of business) or otherwise dispose of any assets or business;

(xi) any material contract or agreement which would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement;

(xii) any contract under which Bank or any Subsidiary will have an obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation, or similar liability after July 6, 2010;

(xiii) any lease or other contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments for the lease year that includes December 31, 2009, as applicable, were in excess of $50,000;

(xiv) any contract or agreement for the use or purchase of materials, supplies, goods, services, equipment or other assets providing for annual payments by Bank or Bank Subsidiaries of $50,000; and

(xv) any contract (other than contracts listed above or in Section 2.7(a)(xi), or contracts that relate exclusively to a product, asset or service that Bank will have the right to use solely pursuant to, and during the term of, the Transition Services Agreement), that is material to the financial condition, results of operations or business of Bank or its Subsidiaries.

(b) Bank and Bank Subsidiaries have performed in all material respects all of the obligations required to be performed by them and are entitled to all accrued benefits under, and are not alleged (or otherwise known by Seller) to be in default in respect of, each Material Contract to which Bank or Bank Subsidiaries are a party or by which Bank or Bank Subsidiaries are bound, except as would not, individually or in the aggregate, be material to Bank and Bank Subsidiaries, taken as a whole. Each of the Material Contracts is valid and binding on Bank or its applicable Subsidiary and in full force and effect, and there exists no default or event of default or event, occurrence, condition or act, with respect to Bank or Bank Subsidiaries or, to the Knowledge of Seller, with respect to any other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or condition, would become a default or event of default under any Material Contract, except, as would not, individually or in the aggregate, be material to Bank and Bank Subsidiaries, taken as a whole. True, correct and complete copies of all Material Contracts have been furnished or made available to Purchaser.

3.15 Agreements with Regulatory Agencies. Except as set forth in Section 3.15 of the Disclosure Schedule, neither Bank nor any Bank Subsidiary, nor Seller as may be applicable to the transaction described herein, is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is subject to any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Disclosure Schedule, a “Bank Regulatory Agreement”), nor does Seller have Knowledge of any pending or threatened regulatory investigation or any other action by any Regulatory Agency or other Governmental Entity that could reasonably be expected to lead to the issuance of any such Bank Regulatory Agreement that would be in addition to the Bank Regulatory Agreements set forth in Section 3.15 of the Disclosure Schedule. The capital category as of May 31, 2010 of the Bank (as defined in 12 C.F.R. §6.4) is set forth on Section 3.15 of the Disclosure Schedule.

3.16 Investment Securities.

(a) Each of Bank and Bank Subsidiaries has good and marketable title to all securities that will be Acquired Assets held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Bank or any Bank Subsidiary and except for such defects in title or Liens that would not be material to Bank and Bank Subsidiaries, taken as a whole. Such securities are valued on the books of Bank and Bank Subsidiaries in accordance with GAAP.

(b) Bank and Bank Subsidiaries employ investment, securities risk management and other policies, practices and procedures which Bank and Seller believe are prudent and reasonable in the context of such businesses.

3.17 Derivative Instruments. All Derivative Transactions, whether entered into for the account of Bank or one of its Subsidiaries or for the account of a customer of Bank or one of its Subsidiaries, were entered into in the ordinary course of business and, to Seller’s Knowledge, in accordance with prudent banking practice and applicable laws, rules, regulations and policies of all applicable Regulatory Agencies and other policies, practices, procedures employed by Seller or Bank, as applicable and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Seller or Bank or one of their respective Subsidiaries, as applicable, enforceable against it in accordance with their terms (except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law), and are in full force and effect. Seller, Bank and each of their respective Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent required, and, to Seller’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. As used herein, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.18 Environmental Liability. (i) There are no legal, administrative, arbitral or other proceedings, claims or actions pending or, to the Knowledge of Seller, threatened against Bank or any Bank Subsidiaries nor are there governmental or third party environmental investigations or remediation activities that seek to impose or that could reasonably be likely to result in the imposition, on Bank or any of Bank Subsidiaries, of any liability or obligation arising under any local, state or federal environmental, health or safety statute, regulation, law (including common law) or ordinance, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“Environmental Laws”), which liability or obligation would reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect; (ii) to the Knowledge of Seller, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would have or would reasonably be likely to have a Material Adverse Effect; (iii) to the Knowledge of Seller, during or prior to the period of (x) Bank’s or Bank Subsidiary’s ownership or operation of any property, (y) Bank’s or any the Bank Subsidiary’s participation in the management of any property, or (z) Bank’s or any of the Bank Subsidiary’s holding of a security interest or other interest in any property reflected on the Balance Sheet or the Closing Statement, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect; and (iv) Bank is not subject to any agreement, order, judgment or decree by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation under any Environmental Law with respect to the Branches. Bank has delivered to Purchaser prior to July 6, 2010 any written third party environmental site assessment conducted since January 1, 2007 assessing the presence of hazardous materials located on any Owned Real Property or Leased Premises that is within the possession or control of Seller and its Affiliates as of July 6, 2010.

3.19 Insurance. The Acquired Assets are insured with reputable insurers against such risks and in such amounts as constitute reasonably adequate coverage against all risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to Bank and the Bank Subsidiaries. Prior to July 6, 2010, Seller has given Purchaser access to all insurance policies and fidelity bonds covering the assets, business, equipment, properties and operations of the Bank or Bank Subsidiaries or otherwise relating to any of their respective businesses (the “Bank Policies”), except solely with respect to Excluded Assets or Excluded Liabilities. There is no claim for coverage by Bank or any Bank Subsidiary, or by Seller with respect to Bank or any of Bank’s Subsidiaries, pending under any of such Bank Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Bank Policies or in respect of which such underwriters have reserved their rights, except solely with respect to Excluded Assets or Excluded Liabilities. All premiums payable by Bank or Bank Subsidiaries, or by Seller on behalf of Bank or any of Bank’s Subsidiaries, have been timely paid, by Bank or Bank Subsidiaries or Seller, as applicable. Neither Bank, any Bank Subsidiary nor Seller has received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such Bank Policies.

3.20 Title to Property.

(a) Except as would not be material to Bank and Bank Subsidiaries, taken as a whole, Bank and each Bank Subsidiary (i) has (or will have, at Closing) good and marketable title to all the owned real properties on which the Branches are located (except properties sold or otherwise disposed of since the date of the Balance Sheet in the ordinary course of business) (the “Owned Real Property”), free and clear of all Liens of any nature whatsoever, except (A) statutory Liens securing payments not yet due (or being contested in good faith and for which adequate reserves have been established), (B) Liens for real property Taxes not yet due and payable, (C) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (D) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (ii) has good and marketable leasehold interests in all the Leased Premises, free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the Branch Leases and the Tenant Leases. Since the Balance Sheet Date, none of the Leased Premises or Owned Real Property has been taken by eminent domain (or to Seller’s Knowledge is the subject of a pending or contemplated taking which has not been consummated). All of the land, buildings, structures, plants, facilities and other improvements leased or owned by Bank or any Bank Subsidiary in the conduct of Bank’s or such Subsidiary’s business other than those items that comprise part of the Owned Real Property are included (except as set forth in Section 3.26 of the Disclosure Schedule) in the Leased Premises.

(b) Except pursuant to the Tenant Leases, no Person other than Bank and the Bank Subsidiaries has (or will have, at Closing) (i) any right in any of the Owned Real Property or any right to use or occupy any portion of the Owned Real Property or (ii) any right to use or occupy any portion of the Leased Premises. All buildings, structures, fixtures and appurtenances comprising part of the Owned Real Property are in good operating condition and have been well-maintained reasonable wear and tear excepted.

(c) Section 3.20(c) of the Disclosure Schedule sets forth a true, correct, and complete list of all Branch Leases and all Tenant Leases (including all amendments, modifications, and supplements thereto) and all such documentation has been made available to Purchaser on or prior to July 6, 2010. Each of the Branch Leases and each of the Tenant Leases is valid and binding on Bank and there exists no default or event of default or event, occurrence, condition or act, with respect to Bank or Bank Subsidiaries or, to the Knowledge of Seller, with respect to the other parties thereto, and neither Bank nor, to the Knowledge of Seller, any other party thereto, which, with the giving of notice, the lapse of the time or the happening of any other event or condition, would become a default or event of default thereunder, except where such event of default would not reasonably be likely to, individually or in the aggregate, have a Material Adverse Effect.

(d) Bank and Bank Subsidiaries have operated the Owned Real Property and the Leased Premises, and the continued operation of the Owned Real Property and the Leased Premises in the manner it is used in Bank and Bank Subsidiaries’ business will be, in accordance in all material respects with all applicable laws.

(e) Except as would not be reasonably likely to have a Material Adverse Effect, Bank and Bank Subsidiaries have good, valid and marketable title to all Personal Property and each of the Personal Property Leases is valid, and in full force and effect, without default thereunder by the lessee or, to the Knowledge of Seller, the lessor.

3.21 Intellectual Property.

(a) Bank and Bank Subsidiaries own, or are licensed or otherwise possess rights to use free and clear of all Liens all material Intellectual Property used or held for use by Bank and Bank Subsidiaries as of July 6, 2010, other than any Intellectual Property solely related to the Excluded Assets or the Excluded Liabilities (collectively, the “Bank Intellectual

Property”) in the manner that it is currently used by Bank and Bank Subsidiaries.

(b) Section 3.21(b) of the Disclosure Schedule lists all Bank Intellectual Property that is the subject of a registration, issuance or pending application.

(c) Neither Bank nor any Bank Subsidiaries has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, to the Knowledge of Seller, neither Bank nor any Bank Subsidiaries has interfered in any material respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party. To the Knowledge of Seller, no third party has interfered with, infringed upon, misappropriated or violated any Bank Intellectual Property, other than immaterial periodic “phishing” attempts or similar interference, infringements, misappropriations or violations. Neither Bank nor any Bank Subsidiaries licenses to, or has entered into any exclusive agreements relating to any Bank Intellectual Property with, third parties, or permits third parties to use any Bank Intellectual Property rights. Neither Bank nor any Bank Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Bank Intellectual Property.

(d) Neither Bank nor any Bank Subsidiary is a party to any agreement to indemnify any Person against a claim of infringement of or misappropriation by any Bank Intellectual Property.

3.22 Broker’s Fees. Except for Hovde Financial, Inc., all the fees and expenses of which shall be borne entirely by Seller, neither Seller, Bank nor any Bank Subsidiary has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

3.23 No Investment Adviser. Neither Bank nor any Bank Subsidiary serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

3.24 Loans; Loan Documents.

(a) The information with respect to each Loan set forth in the Loan Tape, and, to the Knowledge of Seller, any third party information set forth in the Loan Tape is true, correct and accurate as of the dates specified therein.

(b) Section 3.24(b) of the Disclosure Schedule sets forth a list of all Loans as of July 6, 2010 by Bank and Bank Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Bank or any Bank Subsidiaries, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (iii) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(c) Each Loan of Bank or any Bank Subsidiaries (i) is evidenced by Loan Documents that is true, genuine and what it purports to be in all material respects and (ii) represents the valid and legally binding obligation of the obligor, maker, co-maker, guarantor, endorser or debtor (such person referred to as an “Obligor”) thereunder, and is enforceable against the Obligor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Each Loan (i) was originated or purchased by Bank and its principal balance as shown on Bank’s books and records is true and correct in all material respects as of the date indicated therein, (ii) to the extent secured is secured by a valid and enforceable Lien in the collateral therefor, which Lien is assignable and has the priority reflected in Bank’s records, (iii) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor and (iv) complies, and at the time the Loan was originated complied, in all material respects with all applicable requirements of federal, state, and local laws, and regulations and rules thereunder.

(e) Except as would not be material to Bank and Bank Subsidiaries, taken as a whole, each outstanding Loan (including Loans held for resale to investors) has been solicited and originated and is administered and serviced (to the extent administered and serviced by Seller, Bank or Subsidiary thereof), and the relevant Loan Documents are being maintained, in accordance with Seller’s and Bank’s underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and customary industry practices and with all applicable requirements of federal, state, and local laws, and regulations and rules thereunder. The Loan Documents with respect to each Loan was in compliance in all material respects with applicable laws and regulations at the time of origination or purchase by Bank or Bank Subsidiaries and is complete and correct in all material respects.

(f) With respect to each Loan that is secured, Bank has a valid and enforceable Lien on the collateral described in the documents relating to such Loan, and such Lien has the priority described in the Loan Documents (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and except as the availability of equitable remedies may be limited by general principles of equity), (iii) no Taxes or other liability of Bank shall accrue against or be collected from Purchaser out of any Loan by reason of the purchase thereof by Purchaser, (iv) Bank has paid or caused to be paid any and all license, franchise, intangible, stamp or other tax or fee due and owing to any state where a Loan originated, or any political subdivision thereof, arising from or relating to the acquisition, collection or holding of any Loan, and (v) neither Bank nor any of its officers or employees, or to Seller’s Knowledge any of Bank’s representatives or agents, has been guilty of any civil or criminal fraud with respect to the creation of any Loan or with respect to the transfer, assignment and sale of the same to Purchaser hereunder.

(g) Except as set forth in Section 3.24(g) of the Disclosure Schedule, none of the agreements pursuant to which Bank or any Bank Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(h) Section 3.24(h) of the Disclosure Schedule identifies each Loan that as of May 31, 2010 (i) was on non-accrual status, (ii) where a specific reserve allocation existed in connection therewith, or (iii) which was required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15. For each Loan identified in response to clauses (i) through (iii) above, Section 3.24(h) of the Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of July 6, 2010.

(i) Each of Bank and Bank Subsidiaries, as applicable, is approved by and is in good standing as a seller/servicer by the Federal Home Loan Mortgage Corporation to originate and service conventional residential mortgage Loans (the “Agency”).

(j) Neither of Bank nor any Bank Subsidiaries is now nor has it ever been since January 1, 2007 subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans, other than any of the Bank Regulatory Agreements set forth on Section 3.15 of the Disclosure Schedule. Neither Bank nor any Bank Subsidiaries has received any written notice, nor does it have any reason to believe as of July 6, 2010, that any Agency proposes to limit or terminate the underwriting authority of Bank or any Bank Subsidiaries or to increase the guarantee fees payable to any such Agency.

(k) Each of Bank and Bank Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans, other than any of the Bank Regulatory Agreements set forth on Section 3.15 of the Disclosure Schedule.

(l) Except as set forth in this Section 3.24, Seller makes no representation or warranty of any kind to Purchaser relating to the Loans, including with respect to (i) the collectability of the Loans, (ii) any representation, warranty or statement made by an Obligor or other third party in or in connection with any Loan, (iii) the financial condition or creditworthiness of any primary or secondary Obligor under any Loan or any guarantor or surety or other Obligor thereof, (iv) the performance of the Obligor or compliance with any of the terms or provisions of any of the documents, instruments and agreements relating to any Loan, (v) inspecting any of the property, books or records of any Obligor, or (vi) any of the warranties set forth in Section 3-417 of the Uniform Commercial Code.

(m) To the Knowledge of Seller, each Loan included in a pool of Loans originated, acquired or serviced by Bank or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. To the Knowledge of Seller, all such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the Knowledge of Seller, no Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors.

3.25 [Reserved].

3.26 Sufficiency of Assets. Except as set forth on Section 3.26 of the Disclosure Schedule, at the Closing, Purchaser Bank will own or have the right to use (including pursuant to the Transition Services Agreement) all of the assets, rights and properties sufficient for the conduct or operation of Bank’s business as it was conducted and operated as of July 6, 2010 (other than any such assets, rights and properties solely necessary for the ownership, conduct and operation of the Excluded Assets and the Excluded Liabilities).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.1 Corporate Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Purchaser has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be likely to, individually or in the aggregate, have a Purchaser Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of Purchaser, as in effect as of July 6, 2010, have previously been delivered by Purchaser to Seller. Purchaser is not in violation of any of the provisions of its certificate or articles of incorporation or bylaws or other charter or organizational documents, each as amended.

4.2 Authority; No Violation.

(a) Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. At the Closing, Purchaser Bank shall have full requisite power and authority to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Purchaser. No other corporate proceedings (including any approvals of Purchaser’s stockholders) on the part of Purchaser are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser. Assuming due authorization, execution and delivery by Seller, this Agreement constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation or bylaws of Purchaser or (ii) assuming that the consents and approvals referred to in Section 4.3 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits that would not reasonably be likely to, either individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.3 Consents and Approvals. Except for (i) the Requisite Regulatory Approvals, (ii) the notices, consents, approvals, waivers, authorizations, filings and registrations set forth in Section 4.3 of the Purchaser Disclosure Schedule, the approval of the OCC of the formation of Purchaser Bank and the transfer of assets and liabilities of Bank to Purchaser Bank, the approval by the Federal Reserve Board under the BHCA, and the approval of the FDIC of deposit insurance for Purchaser Bank (the “Purchaser Regulatory Approvals”), and (iii) such additional notices, consents, approvals, waivers, authorizations, filings or registrations the failure of which to make or obtain would not be reasonably likely to have a Material Adverse Effect, no consents, approvals or authorizations of or filings or registrations with any Governmental Entity or, of or with any third party, are necessary in connection with (A) the execution and delivery by Purchaser of this Agreement and (B) the consummation by Purchaser of the transactions contemplated hereby.

4.4 Financial Wherewithal. Purchaser has or will have as of the Closing sufficient cash or cash equivalents available, directly or through one or more affiliates, to pay, or cause Purchaser Bank to pay, the Purchase Price to Bank on the terms and conditions contained herein, and there is no restriction on the use of such cash or cash equivalents for such purpose.

4.5 Legal Proceedings.

(a) Neither Purchaser nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Purchaser, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Purchaser or any of its Subsidiaries that would reasonably be likely to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b) There is no injunction, order, judgment or decree imposed upon Purchaser, any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries that would reasonably be likely to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.6 Agreements with Regulatory Agencies. Neither Purchaser nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive that would reasonably be likely to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.7 Broker’s Fees. Except for Goldman, Sachs & Co., all the fees and expenses of which shall be borne entirely by Purchaser, neither Purchaser nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.8 Pro Forma Capital Requirements. On a pro forma basis, after giving effect to the transactions contemplated hereby and by the other Transaction Documents, and any financing or capital injection contemplated by Purchaser, after the Closing, Purchaser and Purchaser Bank will be (i) “well capitalized,” as defined for purposes of the Federal Deposit Insurance Act, and (ii) in compliance with all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over Purchaser and Purchaser Bank, including, without limitation, any such higher requirement, standard, or ratio as shall apply to institutions engaging in the acquisition of insured institution deposits, assets or branches, and no such regulator is likely to, or has indicated that it will, condition any of the regulatory approvals upon an additional increase in Purchaser’s capital or compliance with any capital requirement, standard or ratio.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of Bank Prior to the Closing Date. During the period from July 6, 2010 to the Closing Date, except as expressly contemplated or permitted by this Agreement, Bank and each Bank Subsidiary shall, and Seller shall cause Bank and each Bank Subsidiary to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice and (b) use reasonable best efforts to maintain and preserve intact its business organization and its current relationships with its customers, regulators, employees and other persons with which it has business or other relationships.

5.2 [Reserved].

5.3 Forbearances of Seller. During the period from July 6, 2010 to the Closing Date, except as set forth in Section 5.3 of the Disclosure Schedule or as expressly required by this Agreement, Seller shall not with respect to Bank and Bank’s Subsidiaries, and Seller shall not permit Bank or any Bank Subsidiary to do any of the following, without the prior written consent of Purchaser:

(a) (i) create, incur any indebtedness for borrowed money (other than acceptance of Deposits, purchases of Federal funds, sales of certificates of deposit, advances from Federal Home Loan Banks, issuances of commercial paper and entering into repurchase agreements, each with prices, terms and conditions consistent with past practice), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make, renew, amend or extend any loan or commitment or make any advance in an individual amount in excess of $400,000 (except (A) to the extent committed to prior to July 6, 2010 or (B) consumer loans made within the bank’s traditional branch footprint, in the ordinary course of business and without an exception from Bank policies) or (ii) incur any capital expenditures in an aggregate amount in excess of $50,000 (other than capital expenditures incurred pursuant to contracts or commitments in force on July 6, 2010);

(b) make, declare or pay any dividend or distribution of Acquired Assets or Assumed Liabilities;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly-owned Bank Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except (i) in the ordinary course of business consistent with past practice to third parties who are not Affiliates of Seller or (ii) pursuant to contracts or agreements in force at July 6, 2010 that are set forth in Section 5.3(c) of the Disclosure Schedule;

(d) (i) acquire any business entity, whether by stock purchase, merger, consolidation or otherwise, or (ii) make any other investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, limited partnership or other entity, other than investments in securities made in the ordinary course of business consistent with past practice;

(e) (i) except as required under applicable law or the terms of any existing Bank Benefit Plan, increase in any manner the compensation or benefits of any Business Employee, other than increases to Branch Employees in the ordinary course of business consistent with past practice in connection with promotions or periodic raises, (ii) pay any pension or retirement allowance not required by any current plan or agreement to any Business Employee, (iii) become a party to, establish, amend, commence participation in, terminate or commit itself to any compensation, equity, severance, pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any Business Employee (or newly hired employees), or (iv) hire or terminate the employment of any Business Employee who has (in the case of Employees to be terminated) or would have (in the case of employees to be hired) target total compensation (cash and any other compensation other than benefits under broad-based benefit plans) of $75,000 or more, other than terminations for cause or terminations in accordance with Bank policy;

(f) except with respect to any matter set forth in Section 3.9 of the Disclosure Schedule, settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $25,000 individually or $100,000 in the aggregate, or waive or release any material rights or claims other than in the ordinary course of business consistent with past practice;

(g) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any Excluded Liabilities or any other liabilities in the ordinary course of business and consistent with past practice;

(h) (i) change its methods of accounting (or the manner in which it accrues for liabilities), except as required by changes in GAAP as concurred in by KPMG LLP, its independent auditors or (ii) except as may be required by GAAP and other than in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets, including writing-off notes or accounts receivable;

(i) make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(j) adopt or implement any amendment to its Articles of Association or any changes to its bylaws or comparable organizational documents in an manner that would interfere with the transfer of the Acquired Assets or Assumed Liabilities or otherwise interfere with the consummation of the transactions contemplated hereby;

(k) [Reserved];

(l) enter into, amend in any material respect or terminate any contract of the sort required to be disclosed pursuant to Section 3.14, other than in the ordinary course of business consistent with past practice; provided that in no event shall Bank or any Bank Subsidiary enter into any contract of the sort required to be disclosed pursuant to Section 3.14(a) (iii), (iv), (vii), (ix), (x) or (xii) or that calls for aggregate annual payments of $100,000 or more unless terminable on 30 days or less notice without payment of any penalty or premium;

(m) change in any material respect the credit policies and collateral eligibility requirements and standards of Bank;

(n) enter into any new line of business that is material to Bank and Bank Subsidiaries, taken as a whole, or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to Bank and Bank Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(o) file any application, or otherwise take any action, to establish, relocate or terminate the operation of any Branch;

(p) take any action that is intended or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable law; or

(q) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.3.

Notwithstanding the foregoing, if the actions otherwise prohibited under this Section 5.3 would only have an effect on Excluded Assets or Excluded Liabilities (and have no effect on any Acquired Asset or Assumed Liability), neither Seller, Bank nor any Bank Subsidiary shall be prohibited from taking such action.

5.4 Exclusivity. Prior to the Closing Date, or until this Agreement is terminated in accordance with its terms, Seller shall not, Seller shall cause Bank not to, and Seller shall use all reasonable efforts to cause Seller’s and Bank’s respective officers, employees, directors, agents or representatives not to, directly or indirectly, solicit, encourage, facilitate or initiate discussions or engage in negotiations with, or provide information to, or authorize any financial advisor or other Person to solicit, encourage, facilitate or initiate discussions or engage in negotiations with, or provide information to, any Person (other than Purchaser or a Purchaser Representative) concerning any potential sale of capital stock of, or merger, consolidation, combination, sale of assets, reorganization or other similar transaction involving, Bank; provided that the foregoing shall not prevent such activities to the extent related solely to Excluded Assets or Excluded Liabilities. Until this Agreement is terminated in accordance with its terms, Seller shall promptly (and in any event within two (2) Business Days after receipt thereof by Seller or any Affiliate) advise Purchaser orally and in writing of any proposal of the kind described in this Section 5.4 (including the proposed terms thereof), any request for information with respect to any such proposal, or any inquiry with respect to or which could result in a proposal of the kind described in this Section 5.4; provided that Seller shall have no such obligations with respect to proposals, requests or inquiries solely with respect to Excluded Assets or Excluded Liabilities. Notwithstanding anything contained herein to the contrary, Purchaser and Seller agree that the sole right and remedy for noncompliance with this Section 5.4 is to have such provision specifically enforced by any court having equity jurisdiction; it being acknowledged and agreed that any such breach will cause irreparable injury to Purchaser and that money damages will not provide an adequate remedy to Purchaser.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Each of Purchaser and Seller shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to (i) take, or cause to be taken, all actions necessary, proper to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the transactions contemplated hereby, including obtaining any third party consent which may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated hereby (including, for purposes of this Section 6.1, required in order to prevent the termination of any contract or agreement to be transferred to Purchaser Bank at Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity which is required or advisable to be obtained by Seller or Purchaser, respectively, or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement. The parties hereto shall cooperate with each other and promptly prepare and file all necessary documentation, and to effect all applications, notices, petitions and filings (including, if required, notification under the HSR Act or any other antitrust or competition law), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement. Purchaser and Seller shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Seller, Bank or Purchaser, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each of Purchaser and Seller shall use their reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Purchaser to take any action, or commit to take any action, or agree to any condition or restrictions, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or third parties that would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Branches or Purchaser (measured on a scale relative to the Branches taken as a whole) following the Closing (a “Materially Burdensome Regulatory Condition”).

(b) Purchaser shall not enter into a definitive agreement with respect to any other transaction (a “Secondary Transaction”) to the extent that such Secondary Transaction would be reasonably likely to cause the receipt of the Requisite Regulatory Approvals to be delayed beyond the Outside Date.

(c) Purchaser and Seller shall, upon request, furnish each other with all information concerning Purchaser, Seller, Bank and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Purchaser, Seller, Bank or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement.

(d) Purchaser and Seller shall promptly advise each other upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Regulatory Approval or other consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

6.2 Access to Information. Subject to the Confidentiality Agreement, Seller agrees to provide Purchaser and Purchaser’s officers, directors, employees, accountants, counsel, financial advisors, agents and other representatives (collectively, the “Purchaser Representatives”), from time to time prior to the Closing Date or the termination of this Agreement, such information with respect to Bank and Bank Subsidiaries and their respective businesses, financial conditions and operations and such access to the properties, books and records and personnel of Bank and Bank Subsidiaries as Purchaser shall reasonably request, which access shall occur during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Bank or Bank Subsidiaries.

6.3 Public Disclosure. Seller and Purchaser shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement or any of the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld or delayed), except as may be required by law or the rules of any market or exchange on which the shares of Seller or Purchaser may be listed for trading, in which case the party proposing to issue such press release or make such public statement or disclosure shall consult with the other party before issuing such press release or making such public statement or disclosure to allow such party a reasonable opportunity to comment on such press release or public statement in advance of such publication, to the extent practicable.

6.4 Employees; Employee Benefit Matters.

(a) Employment.

(i) Offers of Employment. Purchaser shall, or shall cause Purchaser Bank to, (A) offer to employ as of the Closing Date the Branch Employees, (B) offer to employ as of the Closing Date those non-executive employees of Bank and Bank Subsidiaries who are not Branch Employees and whose names are set forth on a schedule to be jointly developed and mutually agreed upon between the parties prior to the Closing Date (the “Non-Executive Business Employees”), and (C) offer to employ as of the Closing Date those executive level (with an annual salary of $100,000 or above) employees of the Bank and Bank Subsidiaries whose names are set forth on a schedule to be jointly developed and mutually agreed upon between the parties prior to the Closing Date (the “Executive Business Employees”), in the case of each of (B) and (C) above, whom Purchaser, in its sole discretion, chooses to extend an employment offer prior to the Closing Date. In addition to the foregoing, the parties agree that Purchaser shall, or shall cause Purchaser Bank to, offer to employ as of the Closing Date each of the employees of Seller (including Bank and Bank Subsidiaries) whose names are set forth on Schedule 6.4(a)(i) and collectively with the Branch Employees, the Non-Executive Business Employees and the Executive Business Employees, the “Business Employees”) and, pursuant to Section 6.4(a)(iv), Seller (including Bank and Bank Subsidiaries) shall not interfere with the making of offers of employment to any Business Employee. Any such offers of employment to a Business Employee shall be made no later than 20 Business Days prior to the Closing Date to be effective as of the Closing Date (subject to Section 6.4(a)(ii) hereof). Except as provided in Section 6.4(a)(ii) hereof with respect to Leave Recipients, the Business Employees to whom Purchaser or Purchaser Bank makes an offer of employment prior to the Closing Date and who accept such offer and commence active employment with Purchaser or one of its Subsidiaries effective as of the Closing Date shall collectively be referred to as “Transferred Employees.”

(ii) Special Provisions for Leave Recipients. With respect to any Business Employee who is not actively at work on the Closing Date as a result of a leave of absence (including without limitation due to disability, military leave with reemployment rights under federal law and leave under the Family and Medical Leave Act of 1993) (collectively, the “Leave Recipients”),

Purchaser’s or Purchaser Bank’s offer of employment to any such Business Employee shall be contingent on such Leave Recipient’s return to active status within six months of the Closing Date. If the Leave Recipient returns to active status on or prior to the date that is six months after the Closing Date, such Leave Recipient shall be considered a Transferred Employee.

(iii) Transfer Date. The employment of Transferred Employees with Purchaser or one of its Affiliates, as applicable, shall be effective as of the time of the Closing; provided that, notwithstanding the foregoing, the employment of Leave Recipients will become effective as provided in Section 6.4(a)(ii) above. The date on which a Transferred Employee’s employment with Purchaser or one of its Affiliates, as applicable, becomes effective is hereafter referred to as that Transferred Employee’s “Transfer Date.” Purchaser and its Affiliates shall have no obligations or liabilities with respect to any employee of Seller and its Affiliates (including Bank and Bank Subsidiaries) who does not become a Transferred Employee and, with respect to Transferred Employees, Purchaser shall not assume any liability or obligations with respect to periods of service prior to the Transfer Date.

(iv) Cooperation; Communications. During the period commencing on July 6, 2010 and continuing through the Closing Date, Seller shall, to the extent permitted by applicable law, assist and cooperate with Purchaser by (A) permitting Purchaser to review compensation data and job descriptions (if any) for any Business Employees at Purchaser’s reasonable request; (B) cooperating with Purchaser to identify which Business Employees will be beneficial for the future operations of Bank; and (C) making each Business Employee available for interviews with Purchaser at Purchaser’s reasonable request. Seller and Purchaser shall cooperate in good faith to provide for an orderly transition of any Business Employee offered employment by Purchaser as a Transferred Employee, and the Seller or any of its Subsidiaries (including Bank and Bank Subsidiaries) shall not make offers of employment (including through any internal job-posting sites) to any of the Business Employees (other than those Business Employees to whom Purchaser does not make an offer of employment) for a period beginning on July 6, 2010 and ending on the fifth anniversary of the Closing Date. Any communications by Seller or its Affiliates (including Bank and Bank Subsidiaries) with the Business Employees prior to the Closing Date in respect of the matters pertaining to this Agreement shall be subject to the prior reasonable approval of Purchaser.

(v) Updated Employee Schedules. Within ten (10) Business Days following July 6, 2010 (or with respect to the Non-Executive Business Employees and Executive Business Employees, as soon as such employees are agreed upon as provided in Section 6.4(a)(i)), Seller furnished Purchaser with a schedule that includes the information provided in Section 1.1-a of the Disclosure Schedule (with respect to the Branch Employees) for the Business Employees. Seller shall furnish to Purchaser updated Schedules of all Branch Employees and all other Business Employees (reflecting the hiring or termination of employees in the ordinary course consistent with past practice) and other changes in the information previously provided, from time to time, but not less frequently than monthly with a final list to be provided to Purchaser two Business Days prior to the Closing.

(b) Employee Benefit Plan Liabilities. Seller shall retain and be liable for all liabilities under any Bank Benefit Plans and shall make or provide any required payments or benefits thereunder, including without limitation, the payment to the Transferred Employees of amounts in respect of any earned and unused vacation or other paid time-off with respect to periods prior to the applicable Transfer Date, as soon as reasonably practicable following the applicable Transfer Date. Effective as of the applicable Transfer Date, Seller shall cause any unvested accounts of the Transferred Employees under the applicable defined contribution plans of the Seller to be fully vested. For the avoidance of doubt, with respect to welfare benefits and workers’ compensation, Seller and its Affiliates shall be solely responsible for claims for welfare benefits and for workers’ compensation, in each case that are incurred by or with respect to any Transferred Employee (and his or her spouse, dependents or beneficiaries) before his or her Transfer Date.

(c) Compensation and Benefits of Transferred Employees. Purchaser shall, or shall cause its Affiliates to, provide the Transferred Employees with: (i) for a period of one year following the Closing Date, base salary or wages at a rate that is not less than that in effect immediately prior to the Closing and job duties and responsibilities that are materially consistent in the aggregate with those performed immediately prior to the Closing; (ii) with respect to performance periods from the applicable Transfer Date through December 31, 2010, cash incentive compensation opportunities that provide substantially similar cash incentive opportunities as those in effect immediately prior to the Closing; and (iii) for a period of one year following the Closing Date, health care, group life and disability insurance benefits and the availability of a tax-qualified defined contribution savings plan that are substantially comparable, in the aggregate, to the health care, group life and disability insurance benefits and tax-qualified defined contribution savings plan benefits provided under the Bank Benefit Plans as described in Section 3.11(a) of the Disclosure Schedule (such health care, group life and disability insurance benefits and defined contribution savings plan benefits referred to herein as the “Comparable Bank Benefit Plans”). Effective on and after the Closing, Purchaser shall arrange for each Transferred Employee to be given service credit for his or her length of service with Seller, Bank and their respective Affiliates prior to the Closing for eligibility to participate and vesting under all employee benefit plans and arrangements covering the Transferred Employees, and vacation accrual following the Closing Date, to the same extent such service credit was recognized by Seller for similar purposes under the Comparable Bank Benefit Plan, and subject to Seller timely providing Purchaser with such data in the form reasonably requested by Purchaser; provided, however, that notwithstanding the foregoing, in no event shall Purchaser be required to recognize a Transferred Employee’s prior service credit with Seller or its Affiliates under any benefit plan or arrangement of Purchaser or its Affiliates for which similarly-situated employees of Purchaser do not receive credit for prior service.

(d) No Third-Party Rights or Amendment to Benefit Plans. The provisions of this Section 6.4 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Bank Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Purchaser, Seller or any of their respective Affiliates;

(ii) alter or limit the ability of Purchaser, Seller or any of their respective Affiliates to amend, modify or terminate any Bank Benefit Plan, Employment Agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) to confer upon any current or former employee, officer, director or consultant, including any Transferred Employee, any right to employment or continued employment or continued service with Bank or Bank Subsidiaries, or constitute or create an employment agreement with any employee.

6.5 Noncompetition; Nonsolicitation.

(a) Noncompetition.

(i) For a period of five years from the Closing Date (the “Restricted Period”), except as permitted by this Section 6.5(a), Seller shall not (and shall cause each of its Affiliates not to), without the prior written consent of Purchaser, (i) engage in or carry on any Competitive Activities, or (ii) have an equity interest in any Person that engages in any Competitive Activities. “Competitive Activities” means the business of providing consumer, small business and/or middle market commercial banking products and services in the States of Kansas and Missouri; provided, however, that the operation (which, for the avoidance of doubt, shall include the business of providing consumer, small business and/or middle market commercial banking products and services) of (i) the Wal-Mart Locations, (ii) locations in additional Wal-Mart stores in Kansas (excluding Johnson County and Wyandotte County) and in the St. Louis, Springfield and Columbia, Missouri Metropolitan Statistical Areas, (iii) locations on military installations or (iv) locations in Leavenworth, Kansas shall not constitute “Competitive Activities”; provided, further, that “Competitive Activities” shall in no event be deemed to include performing any act or conducting any business for the benefit of Purchaser or Purchaser Bank and required by the Transition Services Agreement.

(ii) This Section 6.5(a) shall cease to apply upon the occurrence of an arm’s length transaction in which any Person acquires or combines with Seller in a transaction in which (A) Persons who are directors of Seller immediately prior to the consummation of the transaction do not constitute upon the consummation of such transaction a majority of the board of directors of the Person which survives such transaction (or the publicly traded parent thereof) and (B) the holders of the common stock of Seller hold upon the consummation thereof 49% or less of the shares of equity securities normally entitled to vote in the election of directors of such Person. Notwithstanding the foregoing provisions of this Section 6.5(a), nothing in this Agreement shall preclude, prohibit or restrict Seller or any of its Affiliates from (i) acquiring, owning or holding up to 5% of the outstanding securities of any entity whose securities are listed and traded on a national securities exchange or market or any securities required to be registered under the Securities Exchange Act of 1933, as amended; or (ii) holding or exercising rights of ownership with respect to any security in a fiduciary capacity or otherwise for the benefit of a third party not affiliated with Seller.

(iii) If Seller breaches, or threatens to commit a breach of, any of the provisions of this Section 6.5(a), Purchaser and Purchaser Bank shall have the right in addition to, and not in lieu of, any other rights and remedies available to Purchaser or Purchaser Bank under law or in equity (including the right and remedy to recover monetary damages) to have such provision specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to each of Purchaser and Purchaser Bank and that money damages may not provide an adequate remedy to Purchaser or Purchaser Bank. Seller acknowledges that the restrictions contained in this Section 6.5(a) are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement.

(b) Seller Nonsolicitation of Employees. Seller agrees that, during the Restricted Period, without the prior written consent of Purchaser, neither Seller nor any of its Affiliates will (or will assist or encourage others to), directly or indirectly, solicit to hire (or cause or seek to cause to leave the employ of Purchaser Bank or any of its successors) any Transferred Employee. Notwithstanding anything to the contrary contained herein, nothing in this Agreement or otherwise shall prohibit any general solicitations of employment not directed solely to the employees of Purchaser Bank. In no event during the Restricted Period shall Seller or any of its Affiliates hire any Key Employee unless such person has not been an employee of Purchaser Bank or its Affiliates for at least six months. As used herein, “Key Employee” means any executive officer of Bank, any of Bank’s department or function heads, or any client relationship management team member that is a Transferred Employee.

(c) Purchaser Nonsolicitation of Employees. Purchaser agrees that, in the event this Agreement is terminated pursuant to Section 8.1, until the first anniversary of the date of termination of this Agreement, without the prior written consent of Seller, neither Purchaser nor any of its Affiliates will (or will assist or encourage others to), directly or indirectly, solicit to hire (or cause or seek to cause to leave the employ of Bank or any Bank Subsidiary or any of their successors) any employee of Bank or any Bank Subsidiary. Notwithstanding anything to the contrary contained herein, nothing in this Agreement or otherwise shall: (i) prohibit any general solicitations of employment not directed solely to the employees of the Bank or any Bank Subsidiary, or (ii) prevent Purchaser or its Affiliates from hiring any Person who contacts Purchaser or any of its Affiliates on his or her own initiative without any solicitation by or encouragement from Purchaser or such Affiliate (other than general solicitations not directed solely to the employees of the Bank or any Bank Subsidiary) and no provision of this Agreement shall be deemed violated by any inadvertent solicitation of any individual employee. If Purchaser breaches, or threatens to commit a breach of, any of the provisions of this Section 6.5(c), Seller shall have the right in addition to, and not in lieu of, any other rights and remedies available to Seller under law or in equity (including the right and remedy to recover monetary damages) to have such provision specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to Seller and that money damages may not provide an adequate remedy to Seller. Purchaser acknowledges that the restrictions contained in this Section 6.5(c) are reasonable and necessary to protect the legitimate interests of Seller and constitute a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated by this Agreement.

6.6 Additional Agreements. In case at any time after the Closing Date any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, the requesting party.

6.7 Transition Services Agreement. At the Closing, Seller, a Subsidiary of Seller and Purchaser Bank will enter into the Transition Services Agreement on substantially the terms set forth in Schedule 6.7 pursuant to which Seller and its Subsidiary will provide certain services to Purchaser Bank for up to six (6) months following the Closing (subject to extension as set forth in such agreement) and Purchaser Bank will pay Seller on the terms set forth in such agreement.

6.8 Insurance. With respect to events or circumstances that occurred or existed prior to the Closing Date that are covered by Sellers’ or its Affiliates’ insurance policies that are in effect prior to the Closing Date (other than to the extent such events or circumstances relate exclusively to the Excluded Assets and Excluded Liabilities), Purchaser Bank, or Purchaser on behalf of Purchaser Bank, may make claims under such policies and programs and Seller shall take such actions as may reasonably be requested by Purchaser and/or Purchaser Bank in connection with the tendering of such claims to the applicable insurers under such insurance policies and shall provide Purchaser Bank, or Purchaser on behalf of Purchaser Bank, with the net proceeds it realizes with respect to such claims; provided, however, (i) Purchaser shall notify, or shall cause Purchaser Bank to notify, Seller of all such coverage claims made and (ii) Seller shall not, and shall cause its Affiliates not to, deliberately take any action or deliberately omit to take any action for the purpose of limiting Purchaser’s or Purchaser Bank’s ability to make all claims and recover proceeds in respect hereof. Seller agrees to, and to cause its Affiliates to, cooperate with Purchaser and/or Purchaser Bank in the administration and handling of insurance claims under this Section 6.8. With respect to any open claims against Seller’s insurance policies relating to Bank or any Bank Subsidiary (other than in respect of the Excluded Assets and Excluded Liabilities) on the Closing Date (provided that expected proceeds of which are reflected as an Acquired Asset on the Closing Statement), Seller shall use its reasonable best efforts (at Purchaser Bank’s sole cost and expense) to pursue such claims and obtain such expected proceeds.

6.9 Additional Agreements Regarding Tax Matters.

(a) Allocation of Purchase Price. No later than ninety (90) days following the Closing Date, Purchaser shall prepare and deliver to Seller the proposed allocation of the total consideration paid by Purchaser to Seller pursuant to this Agreement (the “Total Consideration”) among the Acquired Assets (the “Proposed Allocation”) for purposes of Section 1060 of the Code. Seller agrees that, within thirty (30) days following receipt of such Proposed Allocation , Seller shall either approve such Proposed Allocation, or shall object in writing delivered to Purchaser specifying the objections to the Proposed Allocation. If the parties cannot reach agreement as to the allocation of the Total Consideration, then either Purchaser or Seller may submit such dispute for resolution to the Independent Accounting Firm under procedures substantially the same as those provided for under Section 2.5(c) for resolving disputed items or amounts in the determination of Closing Net Asset Value. The Independent Accounting Firm will determine only those issues in dispute regarding the allocation of the Total Consideration. The Independent Accounting Firm’s determination will be made within 30 days after submission of the disputed items, or as soon thereafter as possible, and will be set forth in a written statement delivered to Seller and Purchaser. The allocation of the Total Consideration among the Acquired Assets, as finalized by the Independent Accounting Firm if necessary, shall be deemed final and conclusive and shall be binding on Purchaser and Seller for all purposes under this Agreement. Purchaser and Seller agree to file all federal and state Tax Returns and other Tax information returns and reports (including, without limitation, IRS Form 8594) in accordance with such allocation, as finalized by the Independent Accounting Firm if necessary, and not to take, or cause to be taken, any action that would be inconsistent with such allocation, except as required by a “determination” as defined in Section 1313(a) of the Code, or any similar provision of applicable state, local or foreign law. Any adjustment to the purchase price pursuant to Section 2.5 shall be allocated among the Acquired Assets by reference to the item or items to which such adjustment is attributable.

(b) Interim Periods. For purposes of this Agreement, in determining the Taxes attributable to the Pre-Closing Period included in any Interim Period

(i) Property Taxes shall be equal to the amount of such Property Taxes for the entire Interim Period multiplied by a fraction, the numerator of which is the number of calendar days during the Interim Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Interim Period; and

(ii) Taxes (other than Property Taxes) shall be computed as if such taxable period ended as of the end of the day on the Closing Date.

(c) Cooperation. Purchaser, Seller and Bank shall each at their own expense cooperate with each other and make available to each other such Tax data and other information as may be reasonably required in connection with (i) the preparation or filing of any Tax Return, election, consent or certification, or any claim for refund, (ii) any determinations of liability for Taxes, or (iii) any Tax Claim (“Tax Data”). Such cooperation shall include making their respective employees and independent auditors reasonably available on a mutually convenient basis for all reasonable purposes, including to sign Tax forms and consents, to provide explanations and background information and to permit the copying of books, records, schedules, workpapers, notices, revenue agent reports, settlement or closing agreements and other documents containing the Tax Data (“Tax Documentation”). The Tax Data and the Tax Documentation shall be retained until one year after the expiration of all applicable statutes of limitations (including extensions thereof); provided, however, that in the event an audit, examination, investigation or other proceeding has been instituted prior to the expiration of an applicable statute of limitations, the Tax Data and Tax Documentation relating thereto shall be retained until there is a final determination thereof (and the time for any appeal has expired).

(d) Transfer Taxes. All applicable sales and transfer Taxes and filing, recording, registration, stamp, documentary and other similar Taxes and fees (collectively, “Transfer Taxes”) payable in connection with the transactions contemplated by this Agreement or the documents giving effect to such transactions will be shared equally between Seller and Purchaser.

(e) Tax Treatment of Payments. The parties agree to treat any indemnification payment required to be made pursuant to Article IX (other than the portion treated as interest) as an adjustment to the Purchase Price.

(f) Survival. All rights and obligations under this Section 6.9 shall survive the Closing Date and continue until the expiration of the relevant statutes of limitation (including all period of extension).

6.10 Post-Closing Confidentiality.

(a) Following the Closing, the confidentiality obligations of Purchaser under the Confidentiality Agreement with respect to information relating to the Acquired Assets and Assumed Liabilities shall terminate. Following the Closing, Seller shall, and shall cause its controlled Affiliates and its and their officers, directors, employees, consultants, agents and advisors to, keep confidential and not use for its benefit or for the benefit of any other Person, any and all Bank Confidential Information. Without limiting the foregoing, except to the extent Seller or its Affiliates deem necessary to comply with its obligations under applicable law or regulation or Tax or accounting requirements, Seller shall not, and shall cause its Affiliates not to, use any Bank Confidential Information for any purpose. The provisions of this Section 6.10 shall not be deemed to prohibit the disclosure or use by the Seller of Bank Confidential Information that Seller or its Affiliates deem necessary (a) to prepare or complete any required Tax Return or financial statements, (b) in connection with any reports, applications, statements, testimony, audits or other matter before or by a Governmental Entity, (c) to comply with any applicable laws or regulations, (d) to defend, resolve or settle any suit, claim, demand or other litigation, or in response to any summons or subpoena, or (e) to exercise or enforce its rights under this Agreement or any other Transaction Document.

(b) Notwithstanding the foregoing, if Seller or its Affiliates or any of their officers, directors, employees, consultants, agents or advisors (collectively, “Disclosing Party”) is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any Bank Confidential Information, the Disclosing Party will provide Purchaser with notice of such request or requirement as promptly as practicable (unless not permitted by applicable law) so that Purchaser and/or Purchaser Bank may seek a protective order or other appropriate remedy and/or waive compliance with the foregoing provisions of this Agreement. The Disclosing Party will cooperate reasonably with Purchaser and/or Purchaser Bank in connection with Purchaser’s and/or Purchaser Bank’s efforts to seek such an order or remedy. If Purchaser and/or Purchaser Bank does not obtain such protective order or other remedy or waives the Disclosing Party’s compliance with the provisions of this Section 6.10, the Disclosing Party will furnish only that portion of the Bank Confidential Information that is legally required, and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed information. Any disclosure made as permitted by this paragraph (c) shall not be a breach of this Section 6.10.

(c) Notwithstanding the foregoing, the Bank Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by Seller or any of its Affiliates in breach of this Agreement, or (ii) becomes available to Seller after the Closing Date on a non-confidential basis from a source other than Purchaser, provided that such source is not, known to be bound by a confidentiality agreement or other contractual, legal or fiduciary obligation with respect to such information.

(d) Seller acknowledges and agrees that due to the unique nature of the Bank Confidential Information there can be no adequate remedy at law for any breach of its obligations hereunder, that any such breach or threatened breach may result in irreparable harm to Purchaser, and therefore, that upon any such breach or any threat thereof, Purchaser will be entitled to appropriate equitable and injunctive relief from a court of competent jurisdiction without the necessity of proving actual loss, in addition to whatever remedies either of them might have at law or equity.

6.11 Cooperation. Following the Closing, each party agrees to cooperate in good faith to provide information to the other party that is reasonably necessary in connection with regulatory, legal, accounting and similar matters of Seller and its Affiliates on the one hand and Purchaser Bank and its Affiliates on the other (and not relating to any dispute, litigation or arbitration between the parties hereto or their Affiliates). The parties agree that any information provided pursuant to this provision shall be kept confidential and shall not be used for any purpose except for the reason given in the request.

6.12 Certain Other Matters. Seller and its Affiliates shall use its reasonable best efforts to assist and shall cooperate with Purchaser (at no expense to Seller) in seeking any tax incentives, exemptions, credits, abatements or other available benefits from the States of Missouri and/or Kansas which may be available to Purchaser in connection with the transactions contemplated by this Agreement or Purchaser’s ownership of, and operation of the business of, Purchaser Bank following the Closing.

6.13 Use of Name. From and after the Closing Date, Seller, Bank and Bank Subsidiaries shall cease using (including at the Wal-Mart Locations) and shall have no right in, to and under the Tradename and any other Intellectual Property exclusively used by Bank and Bank Subsidiaries in the conduct of the business of the Branches. The parties agree that any and all such rights shall be rights of Purchaser Bank and its Subsidiaries from and after the Closing Date. The parties agree to cooperate and discuss in good faith appropriate arrangements relating to the shared use, after Closing, of any Intellectual Property that is currently used in connection with the Acquired Assets or Assumed Liabilities, on the one hand, and by Seller or its Affiliates, on the other hand (such arrangements to be on terms consistent with past practice).

6.14 Additional Loans; Certain Securities. At any time prior to the Closing Date, Purchaser and Seller may mutually agree in writing that any consumer loan(s) or municipal securities owned as of July 6, 2010 by Seller or its Affiliates (other than Bank and its Subsidiaries) shall constitute an “Additional Loan.” At least ten (10) Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser a schedule of all consumer loans and municipal securities then owned by Seller or its Affiliates (other than Bank and its Subsidiaries) not already designated as an Additional Loan and shall offer to Purchaser the opportunity to designate any such loans and securities as Additional Loans. All Additional Loans shall be transferred to Purchaser Bank in accordance with Section 2.1. For the avoidance of doubt, no servicing rights associated with the Additional Loans shall be transferred to Purchaser Bank at or prior to the Closing. The parties shall agree on the appropriate adjustment to the Purchase Price for any Additional Loans that are transferred to Purchaser Bank prior to the Closing.

6.15 Merger of Bank and Seller Affiliate. Subject to receipt of the Requisite Regulatory Approvals, Seller agrees to cause Bank to merge with and into Armed Forces Bank, N.A. immediately following the Closing and in any event not later than the close of business on the Closing Date, whereupon the separate corporate existence of Bank shall cease.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Regulatory Approvals. All Requisite Regulatory Approvals and all Purchaser Regulatory Approvals shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated (and, in the case of the obligation of Purchaser to effect the Closing, no such Requisite Regulatory Approval or Purchaser Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition).

(b) No Injunctions or Restraints; Illegality. No order, injunction, decree or judgment issued by any court or governmental body or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Closing.

7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Closing is also subject to the satisfaction or waiver by Purchaser at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in Article III of this Agreement (other than the representations and warranties contained in Sections 3.1(a) (second sentence only), 3.3(a), 3.3(b)(i), 3.3(b)(ii)(x), 3.8(a) and 3.22, which shall be covered by Section 7.2(a)(ii)) shall be true and correct (without regard to “material” or “Material Adverse Effect” qualifiers contained therein), in each case as of July 6, 2010 and as of the Closing Date as though made on such Closing Date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date, except for such failures to be true and correct that do not have, or would not reasonably be likely to have, a Material Adverse Effect, and (ii) the representations and warranties of Seller set forth in Sections 3.1(a) (second sentence only), 3.3(a), 3.3(b)(i), 3.3(b)(ii)(x), 3.8(a) and 3.22 shall be true and correct, in each case as of July 6, 2010 and as of the Closing Date as though made on such Closing Date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date.

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Purchaser shall have received a certificate signed on behalf of Seller by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) FIRPTA Certificate. Seller shall deliver a certificate of non-foreign status pursuant to Treasury Regulations Section 1.1445-2(b)(2).

(e) Sufficiency of Assets. Except as set forth on Section 3.26 of the Disclosure Schedule (as modified pursuant to Exhibit 2.7(a)(xi)), Purchaser Bank will own or have the right to use (including pursuant to the Transition Services Agreement) all of the assets, rights and properties sufficient for the conduct or operation of Bank’s business as it was conducted and operated as of July 6, 2010 (other than any such assets, rights and properties solely necessary for the conduct and operation of the Excluded Assets and the Excluded Liabilities).

(f) Receipt of Closing Deliverables. Seller and its Affiliates shall have complied with and provided to Purchaser or Purchaser Bank, as applicable, at the Closing all of the deliverables set forth in Section 2.4(b)(ii).

7.3 Conditions to Obligations of Seller. The obligation of Seller to effect the Closing is also subject to the satisfaction or waiver by Seller at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Article IV of this Agreement shall be true and correct in all material respects, in each case as of July 6, 2010 and as of the Closing Date as though made on such Closing Date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Seller shall have received a certificate signed on behalf of Purchaser by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Receipt of Closing Deliverables. Purchaser, Purchaser Bank and their respective Affiliates shall have complied with and provided to Seller or Bank, as applicable, at the Closing, (i) the Purchase Price and (ii) all of the deliverables set forth in Sections 2.4(b)(ii)(2), 2.4(b)(ii)(3) and 2.4(b)(ii)(12).

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser, if the Closing shall not have occurred on or before December 31, 2010 (the “Outside Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(c) by either Seller or Purchaser, if any approval required to be obtained pursuant to Section 7.1(a) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided that with respect to any denial by a Governmental Entity, the party terminating this Agreement pursuant to this Section 8.1(c) shall have complied in all material respects with its obligations set forth in Section 6.1(a);

(d) by Seller, if Purchaser has breached or is in breach of any representation, warranty, covenant or agreement on the part of Purchaser contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by Purchaser, constitute grounds for the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied on the Closing Date and such breach is not cured within 15 Business Days after written notice thereof to Purchaser; or

(e) by Purchaser, if Seller has breached or is in breach of any representation, warranty, covenant or agreement on the part of Seller contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by Seller, constitute grounds for the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied on the Closing Date and such breach is not cured within 15 Business Days after written notice thereof to Seller.

8.2 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that (i) Section 6.3 (Public Disclosure), Section 6.5(c) (Purchaser Non-Solicitation), Section 8.1 (Termination), Section 8.2 (Effect of Termination), Section 10.1 (Expenses), Section 10.2 (Notices) and Section 10.6 (Governing Law) shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability for any willful and material breach of any provision of this Agreement or from its obligations under the Confidentiality Agreement.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Closing Date, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations and Warranties and Agreements. The respective representations and warranties of Seller and Purchaser contained in this Agreement shall survive the Closing but shall expire on the eighteen month anniversary of the Closing Date (except for the representations and warranties set forth in Section 3.26, which shall expire on the six month anniversary of the Closing Date), except with respect to, and to the extent of, any claim of which written notice of the claim has been given by one party to the other prior to such expiration; provided, however, that, notwithstanding the foregoing, the representations and warranties set forth in (i) the second and third sentences of Section 3.1(b) (Corporate Organization), Section 3.3(a) (Authority; No Violation) and Section 3.22 (Broker’s Fees) (the “Designated Seller Representations”), and Section

4.2(a) (Authority; No Violation), Section 4.7 (Broker’s Fees) (the “Designated Purchaser Representations”) shall survive the Closing and continue in full force and effect indefinitely and (ii) Section 3.10 (Taxes and Tax Returns) shall survive the Closing and continue in full force and effect to the full extent of any applicable statute of limitations. The respective covenants and agreements of Seller and Purchaser contained in this Agreement (including the indemnification obligations set forth in this Article IX) shall survive the Closing, provided that any such covenants and agreements that by their terms are to be performed prior to the Closing Date shall survive the Closing only until the eighteen month anniversary of the Closing.

9.2 Indemnification by Seller. Subject to the remaining provisions of this Article IX, from and after the Closing Date, Seller shall indemnify, defend and hold Purchaser and its officers, directors, employees, agents, advisers, representatives and Affiliates (collectively, the “Purchaser Indemnitees”) harmless from and against any Damages incurred or suffered by the Purchaser Indemnitees to the extent relating to or resulting or arising from: (a) any inaccuracy in any of the representations and warranties made herein by Seller (other than Section 3.10, which shall be governed by Section 9.4(a)) (solely for this purpose disregarding any qualification or limitation as to materiality or a Material Adverse Effect), except to the extent that such inaccuracy relates to an Excluded Asset or Excluded Liability, (b) any breach of any covenant or agreement of Seller made herein (other than Section 5.3(i) or Section 6.9, which shall be governed by Section 9.4(a)), except to the extent such breach relates to an Excluded Asset or Excluded Liability, (c) any Excluded Assets or Excluded Liabilities or (d) any of the matters listed on Section 3.9 of the Disclosure Schedule. Notwithstanding the foregoing, with respect to Damages arising under Section 9.2(a) (except for Damages resulting from breaches of the Designated Seller Representations), (i) the Seller shall not be liable for any Damages in connection with any individual claim (or any series or group of related claims (including any class action)) to the extent that such Damages do not exceed $25,000, which amount is intended to be a qualifying claim threshold and shall not operate as a deductible (such Damages, “Non-Material Damages”), (ii) Seller shall not be liable to indemnify any Purchaser Indemnitees against Damages unless and until the aggregate amount of such Damages exceeds $1,500,000 (the “Threshold Amount”), in which case Seller shall be liable for all such Damages (including the Damages that were aggregated to reach the Threshold Amount) and (iii) Seller’s maximum liability to the Purchaser Indemnitees for Damages shall not exceed $30,000,000 (the “Cap”).

9.3 Indemnification by Purchaser. Subject to the remaining provisions of this Article IX, from and after the Closing Date, Purchaser shall indemnify, defend and hold Seller and its officers, directors, employees, agents, advisers, representatives and Affiliates (collectively, the “Seller Indemnitees”) harmless from and against any Damages incurred or suffered by the Seller Indemnitees to the extent relating to or resulting or arising from (a) any inaccuracy in any of the representations and warranties made herein by Purchaser (for this purpose disregarding any qualification or limitation as to materiality or a Material Adverse Effect), and (b) any breach of any covenant or agreement of Purchaser made herein. Notwithstanding the foregoing with respect to Damages arising under Section 9.3, (i) Purchaser shall not be liable for any Non-Material Damages, (ii) Purchaser shall not be liable to indemnify any Seller Indemnitees against

Damages unless and until the aggregate amount of such Damages exceeds the Threshold Amount, in which case Purchaser shall be liable for all such Damages (including the Damages that were aggregated to reach the Threshold Amount), and (ii) Purchaser’s maximum liability to the Seller Indemnitees for Damages shall not exceed the Cap.

9.4 Tax and Benefit Liability Indemnification.

(a) Seller will indemnify, defend and hold harmless the Purchaser Indemnitees from and against (i) any liability for Taxes of, imposed on, or with respect to Bank and Bank Subsidiaries, or any assets or activities of Bank or Bank Subsidiaries, for any Pre-Closing Period, (ii) any liability for Taxes in respect of the Excluded Assets or Excluded Liabilities, (iii) any liability for Taxes resulting from the breach of any representations or warranties contained in this Agreement, (iv) any liability for Taxes of another Person (other than any of Bank and Bank Subsidiaries) for which Bank, its Subsidiaries, Purchaser or any of its Affiliates are liable as a result of the application of Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, (v) any liability for Taxes of any Person as a transferee or successor or by contract, agreement or otherwise, (vi) any liability for Taxes imposed as a result of the transactions contemplated by this Agreement, any internal restructuring in anticipation of such transactions or any repayment, discharge, cancellation or extinguishment of any intercompany liability, (vii) any liability for Taxes reportable on any Combined Tax Return, (viii) any liability for Transfer Taxes required to be paid by Seller pursuant to Section 6.9(d), (ix) any liability for Taxes resulting from the breach by Seller of any agreement or covenant contained in Section 5.3(h) or Section 6.9 (together with any Taxes described in clauses (i)-(viii), “Excluded Taxes”), (x) all liabilities under Bank Benefit Plans, (xi) any Controlled Group Liability, and (xii) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses actually incurred relating to the foregoing. The amount of any liability for which Seller is obligated to indemnify the Purchaser Indemnitees under this Section 9.4(a) shall be reduced by the amount, if any, of such liabilities that is reflected and specifically identified as a liability on the Closing Statement resulting in an adjustment to the Purchase Price pursuant to Section 2.5.

(b) Purchaser will indemnify, defend and hold Seller Indemnitees from and against (i) any liability for Taxes resulting from the breach by Purchaser of any covenant or obligation under Section 6.9, (ii) any liability for Taxes attributable to a Post-Closing Period in respect of the Acquired Assets or Assumed Liabilities except to the extent such Taxes are the responsibility of Seller under Section 9.4(a) and (ii) all liability for any reasonable out of pocket legal, accounting, appraisal, consulting or similar fees and expenses actually incurred relating to the foregoing.

(c) The obligations of each party to indemnify, defend and hold harmless the other party and other Persons, pursuant to Sections 9.4(a) and 9.4(b), (i) are not subject to the limitations set forth in Section 9.2 and (ii) will terminate 30 days after the expiration of all applicable statutes of limitations (giving effect to any extensions thereof); provided, however, that such obligations to indemnify, defend and hold harmless will not terminate with respect to any individual item as to which an Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the applicable Indemnifying Party.

(d) Any indemnity payment required to be made pursuant to clauses (i) – (x) of Section 9.4(a) or Section 9.4(b) shall be made within five days after the indemnified party makes written demand upon the indemnifying party, and in no case later than five days prior to the date on which the relevant Taxes are required to be paid to the relevant Tax authority.

(e) Notwithstanding Section 9.5, if a third party claim includes or would reasonably be expected to include both a claim for Taxes that are Excluded Taxes and a claim for Taxes that are not Excluded Taxes, and such claim for Taxes that are Excluded Taxes is not separable from such a claim for Taxes that are not Excluded Taxes, Seller (if the claim for Taxes that are Excluded Taxes exceeds or reasonably would be expected to exceed in amount the claim for Taxes that are not Excluded Taxes) or otherwise Purchaser (Seller or Purchaser, as the case may be, the “Controlling Party”) shall be entitled to control the defense of such third party claim (such third party claim, a “Third Party Tax Claim”). In such case, the other party (Seller or Purchaser, as the case may be, the “Non-Controlling Party”) shall be entitled to participate fully (at the Non-Controlling Party’s sole expense) in the conduct of such Third Party Tax Claim and the Controlling Party shall not settle such Third Party Tax Claim without the consent of such Non-Controlling Party (which consent shall not be unreasonably withheld). The costs and expenses of conducting the defense of such Third Party Tax Claim shall be reasonably apportioned based on the relative amounts of the Third Party Tax Claim that are Excluded Taxes and that are not Excluded Taxes.

9.5 Indemnification Procedure.

(a) The party seeking indemnification hereunder (the “Indemnified Party”) shall notify the party from which indemnification is sought (the “Indemnifying Party”) following the assertion of any claim, or the incurrence of any Damages, that might give rise to indemnification hereunder; provided, however, that the failure to deliver such notice shall not relieve the Indemnifying Party of its obligations hereunder, unless such failure is materially prejudicial to the Indemnifying Party.

(b) Promptly after the assertion by any third party of any claim against any Indemnified Party that in the reasonable judgment of such Indemnified Party may result in the incurrence by such Indemnified Party of Damages for which such Indemnified Party would be entitled to indemnification pursuant to this Agreement, such Indemnified Party shall deliver to the Indemnifying Party a written notice describing in reasonable detail (to the extent known) such claim and such Indemnifying Party may, at its option, assume the defense of the Indemnified Party against such claim (including the employment of counsel, who shall be reasonably satisfactory to such Indemnified Party) at such Indemnifying Party’s expense. Any failure on the part of the Indemnified Party to provide prompt notice shall not limit any of the obligations of the Indemnifying Party, except to the extent such failure materially prejudices the defense of such claim. Any Indemnified Party shall have the right to employ separate counsel in any such action or claim and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Indemnifying Party; provided that the

Indemnifying Party shall be responsible for the fees and expenses of the Indemnified Party’s counsel in any such action or claim if (i) the named parties to any such action (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to the Indemnified Party which are not available to, or the assertion of which would be adverse to the interests of, the Indemnified Party or (ii) the Indemnified Party shall have been advised in writing by counsel that the assumption of such defense by the Indemnifying Party would be inappropriate due to an actual or potential conflict of interest (provided that in the case of clause (i) and (ii) the Indemnifying Party shall not be liable for the fees and expenses of more than one firm of counsel for all Indemnified Parties, other than local counsel). In addition, the Indemnifying Party shall not be entitled to assume control of the defense of any claim, and shall be responsible for the fees and expenses of the Indemnified Party’s counsel if the Indemnified Party shall have failed, within 15 Business Days after having been notified by the Indemnified Party of the existence of such claim as provided above, to either (A) acknowledge that it is obligated to indemnify the Indemnified Party in respect of such claim and assume the defense of such claim or (B) to notify the Indemnified Party in writing that it shall assume the defense of such claim. No Indemnifying Party shall be liable to indemnify any Indemnified Party for any settlement of any such action or claim effected without the consent of the Indemnifying Party (not to be unreasonably withheld), but if settled with the written consent of the Indemnifying Party, or if there be a judgment for the plaintiff in any such action, the Indemnifying Party shall indemnify and hold harmless each Indemnified Party from and against any loss or liability by reason of such settlement or judgment, subject to the limitations set forth in this Article IX. If the Indemnifying Party shall assume the defense of any claim in accordance with the provisions of this Section 9.5(b), the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of such claim (not to be unreasonably withheld), unless the settlement releases the Indemnified Party from all liabilities and obligations with respect to such claim and does not impose injunctive or other equitable relief against the Indemnified Party. The Indemnified Party and the Indemnifying Party each agrees to fully cooperate in all matters covered by this Section 9.5(b), including, as required, the furnishing of books and records, personnel and witnesses and the execution of documents, in each case as necessary for any defense of such third party claim and at no cost to the other party (provided that any reasonable out-of-pocket expenses of the Indemnified Party incurred in connection with the foregoing shall be considered part of Damages hereunder). Anything in this Section 9.5(b) to the contrary notwithstanding, the control of any claims or proceedings in respect of or relating to Taxes and the procedures related thereto shall be governed exclusively by Section 9.4(e).

9.6 Exclusive Remedy. After the Closing Date, this Article IX shall provide the exclusive remedy for any of the matters addressed herein or other claims arising out of this Agreement, except in the case of fraud in connection with or relating to this Agreement or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available.

9.7 Damages Net of Insurance. For the purposes of this Article IX, “Damages” shall be net of any insurance or other recoveries (net of any related deductible or expenses incurred in securing such recovery) actually received by the Indemnified Party or its Affiliates as a result of the liability or loss giving rise to the right of indemnification (any such source of recovery a “Collateral Source”). If the amount to be netted hereunder in connection with a Collateral Source from any payment required under this Article IX is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to the Indemnified Party, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article IX had such determination been made at the time of such payment, and any excess recovery from a Collateral Source shall be applied to reduce any future payments to be made by the Indemnifying Party pursuant to this Article IX.

ARTICLE X

GENERAL PROVISIONS

10.1 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

10.2 Notices. All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by facsimile or other wire transmission, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Seller, to:

Dickinson Financial Corporation

1111 Main Street Suite 1600

Kansas City, MO 64105

Attention: Paul P. Holewinski

Fax: (816) 472-5211

with a copy to:

Dickinson Financial Corporation

1111 Main Street Suite 1600

Kansas City, MO 64105

Attention: John R. Cox

Fax: (816) 221-3694

and,

DLA Piper LLP (US)

500 Eighth Street, NW

Washington, DC 20004

Attention: Michael P. Reed

Fax: (202) 799-5229

(b) if to Purchaser, to:

NBH Holdings, Corp.

Two International Place, Suite 2302

Boston, Massachusetts 02110

Attention:    James B. Fitzgerald

Fax:             (617) 342-1803

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    David E. Shapiro

Fax:             (212) 403-2000

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile or other wire transmission, (iii) three Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one Business Day after being deposited with a reputable overnight courier.

10.3 Interpretation. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph and Exhibit references are to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified, (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” (iv) the word “or” shall not be exclusive, (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified, and (vi) all reference to “the date of this Agreement” in any ancillary document or exhibit or schedule hereto or the Disclosure Schedule shall be deemed to be references to July 6, 2010 unless the context specifically indicates that such reference is to the date of this Amended and Restated Purchase Agreement. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule is or is not material for purposes of this Agreement.

10.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.5 Entire Agreement. This Agreement (including the Disclosure Schedule, the Transaction Documents and other documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the Confidentiality Agreement.

10.6 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law.

(b) The parties hereby (i) irrevocably submit to the exclusive jurisdiction of the Federal Courts of the United States of America located in the State of Delaware (the “Federal Courts”), or, if jurisdiction in the Federal Courts is not available, the courts of the State of Delaware (the “Delaware Courts”), in respect of any claim, dispute or controversy relating to or arising out of the negotiation, interpretation or enforcement of this Agreement or any of the documents referred to in this Agreement or the transactions contemplated hereby or thereby (any such claim being a “Covered Claim”); (ii) irrevocably agree to request that the Federal Courts, or as applicable, the Delaware Courts adjudicate any Covered Claim on an expedited basis and to cooperate with each other to assure that an expedited resolution of any such dispute is achieved; (iii) waive, and agree not to assert, as a defense in any action, suit or proceeding raising a Covered Claim that any of the parties hereto is not subject to the personal jurisdiction of the Delaware Courts or the Federal Courts or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may be inappropriate or inconvenient or that this Agreement or any such document may not be enforced in or by such courts; and (iv) irrevocably agree to abide by the rules of procedure applied by the Federal Courts, or as applicable, the Delaware Courts (including the procedures for expedited pre-trial discovery) and waive any objection to any such procedure on the ground that such procedure would not be permitted in the courts of some other jurisdiction or would be contrary to the laws of some other jurisdiction. The parties further agree that any Covered Claim has a significant connection with the State of New York, and will not contend otherwise in any proceeding in any court of any other jurisdiction. Each party represents that it has agreed to the jurisdiction of the Federal Courts and the Delaware Courts in respect of Covered Claims after being fully and adequately advised by legal counsel of its own choice concerning the procedures and law applied in the Federal Courts and the Delaware Courts and has not relied on any representation by any other party or its Affiliates, representatives or advisors as to the content, scope, or effect of such procedures and law, and will not contend otherwise in any proceeding in any court of any jurisdiction. Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail. Nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law.

(c) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that: (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) each party understands and has considered the implications of this waiver; (iii) each party makes this waiver voluntarily; and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.6.

10.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any party fails to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance in such event, in addition to any other remedy at law or in equity.

10.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Purchaser may assign any of its rights under this Agreement to a Subsidiary of Purchaser. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.10 Joinder. Immediately following the formation of Purchaser Bank, and in any event prior to or at the Closing, Purchaser shall cause Purchaser Bank to execute a joinder agreement to this Agreement in form and substance reasonably satisfactory to Seller.

[Signature page follows]

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

NBH HOLDINGS CORP.

By:	/s/ G. Timothy Laney
	Name:	G. Timothy Laney
	Title:	President & Chief Executive Officer

DICKINSON FINANCIAL CORPORATION

By:	/s/ Paul P. Holewinski
	Name:	Paul P. Holewinski
	Title:	Chief Executive Officer

BANK MIDWEST, N.A.

By:	/s/ Paul P. Holewinski
	Name:	Paul P. Holewinski
	Title:	Chief Executive Officer

[Signature Page to Amended and Restated Purchase Agreement]